UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, March 13, 2013 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 4Q12/2012 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 4Q11/2011, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 4Q12 NET INCOME

OF R$ 278 MILLION

Indicators (R$ Million)	4Q12	4Q11	Var.	2012	2011	Var.
Sales within the Concession Area - GWh	14,730	13,947	5.6%	56,682	54,590	3.8%
Captive Market	10,507	10,183	3.2%	40,683	39,917	1.9%
TUSD	4,223	3,764	12.2%	15,999	14,674	9.0%
Commercialization and Generation Sales - GWh	4,790	3,458	38.5%	16,445	12,934	27.1%
Gross Operating Revenue	5,915	4,983	18.7%	21,422	18,866	13.5%
Net Operating Revenue	4,256	3,404	25.0%	15,055	12,764	17.9%
EBITDA (IFRS)(1)	833	994	-16.2%	3,898	3,852	1.2%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	1,326	981	35.1%	4,625	3,770	22.7%
Net Income (IFRS)	278	485	-42.6%	1,257	1,624	-22.6%
Net Income (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	510	443	14.9%	1,676	1,560	7.4%
Investments	537	703	-23.5%	2,468	1,905	29.6%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)     EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)     Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

4Q12 HIGHLIGHTS

•      Increase of 5.6% in energy sales within the concession area;

•      Commercial start-up of Tanquinho solar plant in November 2012 and Salto Góes SHPP in December 2012;

•      Distribution of R$ 1,096 million in dividends, related to 2012, with dividend yield of 4.6% (LTM);

•      Investments of R$ 537 million in 4Q12 and of R$ 2,468 million in 2012;

•      Estimated capex of R$ 2,325 million in 2013, totaling R$ 8,709 million between 2013 and 2017;

•      Binding proposal for the acquisitionof Grupo Rede´s assets, along with the Equatorial Energia;

•      Assignment of the brAA+ credit rating by Standard & Poor’s to the debentures’ issuance of subsidiaries and maintenance of the AA+(bra) credit rating by Fitch Ratings to CPFL Energia and subsidiaries;

•      Increase of 30.1% in the average daily trading volume of CPFL Energia’s shares on BM&FBOVESPA and on NYSE, to R$ 42.7 million in 2012 from R$ 32.8 million in 2011;

•      2012 Guia Exame Sustentabilidade Award and ÉPOCA/A.T. Kearney Award “As Empresas mais Inovadoras do Brasil em 2012”;

•      CPFL Energia’s shares were maintained in the ISE (the BM&FBOVESPA’s Corporate Sustainability Index), for the 8th consecutive year;

•      CPFL Energia joined Dow Jones Sustainability Index Emerging Markets.

Conference Call with Simultaneous Translation into English
 (Bilingual Q&A)
•         Thursday, March 14, 2013 – 11:00 am (Brasília), 10:00 am (EDT)
(    Portuguese: 55-11-4688-6361 (Brazil)
(    English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)
•         Webcast: www.cpfl.com.br/ir

Investor Relations Department 55-19-3756-6083 ri@cpfl.com.br www.cpfl.com.br/ir

4Q12/2012 Results | March 13, 2013

INDEX

1) MESSAGE FROM THE CEO	4

2) MACROECONOMIC CONTEXT	6

3) ENERGY SALES	12
3.1) Sales within the Distributors’ Concession Area	12
3.1.1) Sales by Class – Concession Área	13
3.1.2) Sales to the Captive Market	13
3.1.3) TUSD	13
3.2) Commercialization and Generation Sales – Excluding Related Parties	14

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS
CONSOLIDATION	15
4.1) Consolidation of CPFL Renováveis Financial Statements	16

5) ECONOMIC-FINANCIAL PERFORMANCE	17
5.1) Operating Revenue	18
5.2) Cost of Electric Energy	20
5.3) Operating Costs and Expenses	21
5.4) Regulatory Assets and Liabilities	24
5.5) EBITDA	24
5.6) Financial Result	25
5.7) Net Income	25

6) DEBT	26
6.1) Financial Debt (Including Hedge)	26
6.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	29
6.3) Net Debt and Leverage	31
6.4) New Funding in February 2013 – Debentures Issues	31

7) INVESTMENTS	31

8) DIVIDENDS	33

9) STOCK MARKET	34
9.1) Share Performance	34

10) CORPORATE GOVERNANCE	35

11) CURRENT SHAREHOLDERS STRUCTURE – 12/31/2012	37

12) PERFORMANCE OF THE BUSINESS SEGMENTS	38
12.1) Distribution Segment	38
12.1.1) Economic-Financial Performance	38
12.1.2) 3rd Periodic Tariff Review Cycle	43
12.1.3) Tariff Adjustment	45
12.1.4) Extraordinary Tariff Review	46
12.2) Commercialization and Services Segment	46
12.3) Conventional Generation Segment	47
12.3.1) Economic-Financial Performance	47
12.4) CPFL Renováveis	49
12.4.1) Economic-Financial Performance	49
12.4.2) Status of Generation Projects	51

4Q12/2012 Results | March 13, 2013

13) ATTACHMENTS	53
13.1) Statement of Assets – CPFL Energia	53
13.2) Statement of Liabilities – CPFL Energia	54
13.3) Income Statement – CPFL Energia	55
13.4) Cash Flow – CPFL Energia	56
13.5) Income Statement – Segments of Conventional Generation and CPFL Renováveis	57
13.6) Income Statement – Total Generation	58
13.7) Income Statement – Consolidated Distribution Segment	59
13.8) Economic-Financial Performance – Distributors	60
13.9) Sales within the Concession Area by Distributor (in GWh)	62
13.10) Sales to the Captive Market by Distributor (in GWh)	63

4Q12/2012 Results | March 13, 2013

1) MESSAGE FROM THE CEO

2012 was a remarkable year for the Brazilian electricity sector: the treatment offered by the Federal Government to the expiring concessions in generation, transmission, and distribution stimulated large discussions by sector agents and the society as a whole. The proposal for the extension of these concessions was an important step aimed at reducing electricity bills in Brazil.

Deemed as one of the most expensive tariffs in the world, the society had already been waiting for some years for government’s action to reduce power tariffs, contributing in this way to increase the competitiveness of our economy and to render better life conditions to the population.

In the case of CPFL Energia, we had a very small part of our operations affected by these governmental measures. I am referring to seven small hydro power plants that together represent less than 1% of the Group’s total installed capacity. The other generation concessions are very long term, being the first one to expire only in 2032. There are also five small distributors, representing 4.5% of the Group’s concession area, with contracts expiring in 2015. Our expectation is that the terms and conditions for the extension of these concessions will not result in relevant impacts, since each 4 or 5 years this segment goes through a rigorous tariff reset process conducted by the National Electric Energy Agency – ANEEL.

More recently, in March 2013, due to the unfavorable hydrological conditions, the Government announced a series of measures to compensate the higher generation costs related to the operation of more expensive thermal power plants. Among the main measures, I would like to highlight: (i) the increase in the pass-through of overcontracting limits by distributors to the consumers, to 5% from 3%; (ii) the neutralization of distribution companies’ exposures to the short term market related to the allocation of quotas under Provisional Measure 579; and (iii) the coverage of costs of expensive thermoelectric power plants dispatched for energy security reasons. These initiatives will address the cash flow pressure that distributors are under since September 2012.

Even in this changing scenario, the consistency of our businesses’ strategy, supported by the commitment with discipline and proactive management of performance ratios, has paved the way for CPFL Energia to reach excellent results in the fouth quarter and throughout the year. The total consumption of energy inside our concession area grew by 5.6% in the 4Q12 compared to a year ago, totaling 3.8% in 2012. The sales of energy outwards the Group increased 9.0% in the quarter, amassing 8.3% in 2012. The residential and commercial segments have been the key actors in this growth. In the residential segment, we continue to be favored by strong gains in wealth associated to an all-time low unemployment rates. We have also observed that in recent years the regions served by CPFL Energia are benefited by above-average migratory flows, supporting the connection of new customers. As for the commercial segment, the excellent perspectives for household consumption have leveraged the opening of new shops, improving the consumption coming from this segment.

I have also to highlight our operations at CPFL Renováveis, that after its inception in August 2011, have generated very good results. In 2012 we were very active in M&A and acquired the wind farms Bons Ventos and Atlântica, and the biomass cogeneration facility Ester. We started up the biomass-fired thermal power facilities Ipê and Pedra in the upcountry of the state of São Paulo, the wind farms Santa Clara in the state of Rio Grande do Norte, the small hydro power plant Salto Góes in the state of Santa Catarina, and the first solar power plant in the state of São Paulo, the Tanquinho Power Plant, a milestone in the evolution of electric generation in Brazil. Hence, CPFL Renováveis reached a portfolio of 1,154 MW of operating installed capacity, the largest generation complex of renewable and alternative energy in Latin America.

We continue also to lead the commercialization segment with CPFL Brasil, representing a 10% market share. CPFL Serviços, our value-added services arm, has been gaining muscles day-to-day, increasing its revenues by almost 35% in 2012, on the backdrop of strong expansion of transactions and services provided to customer nationwide.

4Q12/2012 Results | March 13, 2013

Our investments in 2012 totaled R$ 2.5 billion, a record in CPFL Energia’s history. This figure represents only a small fraction of the amount needed in infrastructure in Brazil and our confidence that these resources will generate extraordinary results to the Company and its shareholders.

In December 2012, we announced a binding proposal to acquire, together with Equatorial Energia, the assets of Grupo Rede. This proposal is subject to conditions precedent, therefore we have been working in an incessant way to meet all the necessary conditions and be successful in the closing of this deal.

All this evolution in our operations was translated into our financial figures: excluding revenues from construction of infrastructure, our net revenues expanded by 16.9% in 2012, reaching a whopping level of R$ 13.4 billion. Our cost cutting initiatives announced in 2010 have already yielded fruits: we were able to reduce our manageable costs in more than R$ 100 million. Therefore, our recurring EBITDA surpassed R$4.6 billion, a growth of 22.7% compared to 2011. In turn, net income was up 7.5% in relation to 2011, totaling R$ 1.5 billion. Hence, our dividends in 2012 will reach R$ 1.1 billion, representing a yield of 4.6%.

The electric energy sector in Brazil should have big challenges in the coming years. Even on the backdrop of an unfavorable hydrologic condition in the beginning of 2012, the the rationing risks are completely off at this moment. New auctions for the expansion of generation capacity shall be put up for auction, mainly of thermoelectric facilities to add even more reliability and confidence to our system. The Brazilian economy is in continuous expansion, demanding new investments in our distribution network. The smart grid has been implemented at a fast pace, representing tremendous opportunities to reduce costs and improve the quality of services. The renewable energy sources will be more and more a topic of discussion in the Government and the society; therefore, they should represent great business opportunities. As a consequence, I am convinced that CPFL Energia is very well prepared and positioned to act in a competitive and efficient way to capture the best opportunities in the market, providing services at the highest standards to its customers and creating even more value to our shareholders.

Wilson Ferreira Jr.

CEO of CFPL Energia

4Q12/2012 Results | March 13, 2013

2) MACROECONOMIC CONTEXT

In the recent months, the probability of an adverse scenario for world economy has decreased with a more active stance of ECB to avoid a financial crisis in Europe and the postponement of an agreement regarding the fiscal cliff in the USA. However, uncertainty still remains, given the political polarization in the U.S. Congress regarding the impasse for the formalization of a fiscal agreement, combined with low economic growth in Europe, active and potential geopolitical conflicts and inflation of commodities, especially metal.

It is a fact that advanced economies will grow slightly in 2013 after the poor performance already achieved in 2012. The estimates compiled in Consensus Forecasts indicate growth of only 2.0% in the U.S. and reduction of 0.1% in the Eurozone. Thus, world economic growth should once again be influenced by emerging economies, especially China, which will continue to show higher growth rates (8.1% in 2013).

GDP 2012 and GDP estimates for 2013 (% anual growth)

Source: US Bureau of Economic Analysis (BEA), Eurostat, Japan Cabinet Office, National Bureau of Statistics of China (NBSC) and Consensus Forecasts, Jan/13

    *2012: LCA estimates. Actual numbers will be released on March 15.

Given this scenario, the Brazilian economy also continues at a slower pace. In 2012, according to IBGE, Brazil's GDP grew only 0.9%. Despite the positive performance of services in GDP (1.7%) and Household Consumption (3.1%), the performance of domestic economy was heavily influenced by industrial GDP, which fell by 0.8%, and by Investment, which was reduced by 4.0%.

Brazilian GDP growth - % annual

Source: IBGE. Estimates: LCA Consultores

4Q12/2012 Results | March 13, 2013

*Estimates

For 2013, LCA Consultores estimates GDP to grow 3.5%, reflecting a recovery driven not only by credit and expansion of domestic market, as in previous years, but also by the effectiveness of measures taken by the government in late 2012 in order to stimulate investment and recover the competitiveness of domestic industry. Among these measures, we may highlight the PM 579/2012, which reduced the cost of electricity, the discharge of payroll in various sectors, a more competitive exchange rate and lower interest rates and spreads, with the consequent increase in fiscal gap.

Though lately adopted, these measures have already had some effect, and we observed an improvement in business confidence even in late 2012, which is also evidenced by the higher volume of BNDES consultations for new fundings and disbursements, which increased by 37.5% and 49.8%, respectively, from 3Q12 to 4Q12. It is worth noting that consultations take about six months to be converted into actual disbursements, so that the outlook for 2013 is also very positive.

BNDES: Monthly consultations and disbursements

(R$ million)

Estimates indicate that these measures will significantly reduce the cost of production in domestic industry and contribute, in the long term, for the reduction of structural deficiencies. A recent study1 shows that despite the increase in the price of domestic and imported inputs, the unit labor cost should be reduced by approximately 9.6% in 2013. For the cost of electricity, it was considered a reduction of around 18.8%, so that the index of total cost, denominated in reais, will rise by only 2.1% in the year. Adding to this the foreign exchange devaluation, estimated at 25.4%, we might say that industrial unit cost, denominated in dollars, is expected to fall 18.6% in 2013, improving the competitiveness of Brazilian industry compared to its foreign competitors.

1 “É possível reverter o processo de desindustrialização no Brasil?”, Francisco Eduardo Pires de Souza (2013), professor of UFRJ.

4Q12/2012 Results | March 13, 2013

Indexes for nominal unit cost in Brazilian industry

(2001=100)

1) Inputs from agriculture and mining
2) Inputs from building sector and services
3) Estimated by the price index of imported intermediate products converted in reais at the exchange rate R$/US$
4) Weighted by the share of components in 2005 Input-Output Matrix and Resources and Uses Table of National Accounts

Thus, the outlook for energy consumption in the industrial segment is also quite positive and estimates indicate higher rates for that segment in the coming years.

Similarly, we estimate that the positive effects that favored the residential and commercial segments in recent years will continue to be observed.

Residential segment keeps being favored by lower unemployment, the minimum wage increase, albeit to a lesser extent than observed in 2012, and the consequent increase in real income. This increases household consumption and represents a huge potential market for the Brazilian economy.

4Q12/2012 Results | March 13, 2013

Real income (IBGE/LCA) and residential consumption

(annual growth in %)

The housing sector in particular is driven by income growth and mortgages, which has seen a reduction in delinquency and record volume of concessions. Nevertheless, an international comparison shows that the volume of credit compared to GDP is still very low, opening the possibility of a significant expansion over the coming years.

Mortgages compared to GDP (in %)

Source: European Mortgage Federation National Experts, European Central Bank, National Central Banks, Eurostat, Bureau of Economic Analysis, Federal Reserve

In this context it is also interesting to note that the migration, combined with population growth, contributes to a greater number of new connections in CPFL Energia’s concession area. It is noteworthy, in this sense, Campinas Metropolitan Region, which received annually about 9.2 inhabitants/thousand from other regions of the state of São Paulo and other states of Brazil. The same happens with Santos Metropolitan Region, which received about 3.2 inhabitants/thousand each year. 2

4Q12/2012 Results | March 13, 2013

Annual population growth (in %) and migration (per 1000 inhabitants) - 2000-2010

Source: Fundação Seade

The commercial segment keeps the same pace of retail sales, which accumulate a growth of 58.6% between 2007 and 2012.

Retail sales (IBGE) and commercial consumption

(annual growth in %)

2 According to Fundação Seade data, which comprises the period between 2000 and 2010.

4Q12/2012 Results | March 13, 2013

This impressive growth should continue, since the movement of retail sales, measured by the volume of credit score checking monthly made by traders to the Serasa Experian database, maintains its uptrend. Interestingly, even during the 2008-2009 crisis, this indicator has continued to grow, demonstrating the strength of the Brazilian domestic market.

Serasa: Indicator of retail activity – seasonally adjusted

2000 = 100. Source: Serasa Experian and LCA

In response to this trend, the Brazilian Association of Shopping Malls (Abrasce) estimates that 70 new malls will be opened in Brazil between 2013 and 2014. Of this total, 11 malls will be installed within CPFL Energia’s concession area, one in RGE and the others in the companies located in the state of São Paulo.

For these reasons, we reaffirm, despite the uncertainties regarding the external environment, the optimistic outlook for the Brazilian economy in the coming years, as well as to the economic dynamics of CPFL Energia’s concession area, which will surely reflect in maintaining high growth rates in energy consumption.

4Q12/2012 Results | March 13, 2013

3) ENERGY SALES

3.1) Sales within the Distributors’ Concession Area

In 4Q12, sales within the concession area, achieved by the distribution segment, totaled 14,730 GWh, an increase of 5.6%.

Sales within the Concession Area - GWh
	4Q12	4Q11	Var.	2012	2011	Var.
Captive Market	10,507	10,183	3.2%	40,683	39,917	1.9%
TUSD	4,223	3,764	12.2%	15,999	14,674	9.0%
Total	14,730	13,947	5.6%	56,682	54,590	3.8%

Note: Considers changes in billing calendar of RGE’s free consumers and permissionaires in 2Q12.

In 4Q12, sales to the captive market totaled 10,507 GWh, an increase of 3.2%.

The energy volume in GWh consumed by free customers in the distributors’ concession areas, billed through the Distribution System Usage Tariff (TUSD), rose by 12.2% to 4,223 GWh in 4Q12, reflecting the migration of customers from the captive market to the free market.

Sales within the Concession Area - GWh
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	3,811	3,461	10.1%	14,567	13,626	6.9%
Industrial	6,388	6,285	1.6%	24,924	24,752	0.7%
Commercial	2,397	2,171	10.4%	8,981	8,405	6.8%
Others	2,134	2,031	5.1%	8,210	7,807	5.2%
Total	14,730	13,947	5.6%	56,682	54,590	3.8%

Note: The tables of sales within the concession area by distributor are attached to this report in item 13.9. Considers changes in billing calendar of RGE’s free consumers and permissionaires in 2Q12.

Emphasis is given to the growth of the residential and commercial classes, which jointly accounted for 42.1% of the sales within the concession area:

•      Residential and commercial classes: up by 10.1% and 10.4%, respectively, favored by the accumulated effects of economic growth (increase of income levels, purchasing power of consumers and the expansion of credit to consumption) over recent years and the higher temperatures.

•      Industrial class: up by 1.6%, reflecting the industrial production, still at a slower pace, due to the international crisis. Nevertheless, requests for reduction in power demand from industrial customers were not observed in the period, favoring the maintenance of the revenue level coming from this class.

The following table shows sales in the concession area adjusted for calendar and temperature:

Sales within the Concession Area - GWh - Adjusted
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	3,811	3,523	8.2%	14,567	13,695	6.4%
Industrial	6,388	6,286	1.6%	24,924	24,727	0.8%
Commercial	2,397	2,256	6.3%	8,981	8,529	5.3%
Others	2,134	2,041	4.6%	8,210	7,789	5.4%
Total	14,730	14,106	4.4%	56,682	54,740	3.5%

4Q12/2012 Results | March 13, 2013

3.1.1) Sales by Class – Concession Área

Note: in parentheses, the variation in percentage points from 4Q11 to 4Q12.

3.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	3,811	3,461	10.1%	14,567	13,626	6.9%
Industrial	2,344	2,636	-11.1%	9,514	10,536	-9.7%
Commercial	2,259	2,077	8.8%	8,507	8,031	5.9%
Others	2,093	2,009	4.2%	8,095	7,724	4.8%
Total	10,507	10,183	3.2%	40,683	39,917	1.9%

Note: The captive market sales by distributor tables are attached to this report in item 13.10. Considers changes in billing calendar of RGE’s free consumers and permissionaires in 2Q12.

3.1.3) TUSD

TUSD - GWh
	4Q12	4Q11	Var.	2012	2011	Var.
Industrial	4,044	3,649	10.8%	15,411	14,216	8.4%
Commercial	138	94	46.2%	474	374	26.7%
Others	42	21	95.1%	115	84	37.5%
Total	4,223	3,764	12.2%	15,999	14,674	9.0%

4Q12/2012 Results | March 13, 2013

TUSD by Distributor - GWh
	4Q12	4Q11	Var.	2012	2011	Var.
CPFL Paulista	2,086	1,895	10.1%	7,891	7,318	7.8%
CPFL Piratininga	1,576	1,422	10.8%	6,045	5,649	7.0%
RGE	478	385	24.1%	1,767	1,489	18.7%
CPFL Santa Cruz	12	7	68.4%	33	22	55.5%
CPFL Jaguari	21	19	14.7%	82	54	51.9%
CPFL Mococa	7	-	0.0%	16	-	0.0%
CPFL Leste Paulista	14	13	5.0%	51	47	9.4%
CPFL Sul Paulista	29	23	24.5%	113	96	17.9%
Total	4,223	3,764	12.2%	15,999	14,674	9.0%

3.2) Commercialization and Generation Sales – Excluding Related Parties

Commercialization and Generation Sales - GWh
	4Q12	4Q11	Var.	2012	2011	Var.
Renewable	667	307	117.2%	2,167	446	386.2%
Commercialization and Conventional Generation	4,123	3,151	30.8%	14,278	12,489	14.3%
Total	4,790	3,458	38.5%	16,445	12,934	27.1%

Note: Excludes sales to related parties and in the CCEE. Considers Furnas (Semesa) and other generation sales outside the group, Considers 100% of the sales of CPFL Renováveis and CERAN (accounting criteria | IFRS). Considers the provision adjustement of 89 GWh in 4Q12 and 2 GWh in 2012.

In 4Q12, commercialization and generation sales totaled 4,790 GWh, an increase of 38.5%, due to the follonwing factors: (i) increase in sales of CPFL Renováveis; (ii) increase in sales to free customers, as a result of the increase in the number of customers in the portfolio (from 141 in 4Q12 231 in 4Q11) and (iii) the increase in sales through commercialization and generation’s bilateral contracts.

4Q12/2012 Results | March 13, 2013

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF
FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for: (i) the jointly-owned entities Enercan, Baesa, Foz do Chapecó and Epasa, which are consolidated proportionately, and (ii) the investment in Investco recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of December 31, 2012 and 2011, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries Ceran, Paulista Lajeado and in CPFL Renováveis. On June 30, 2011, the participation of non-controlling interests refered to the third-party interests in the subsidiaries Ceran and Paulista Lajeado.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	234	3,891	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	27	1,531	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	253	1,354	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	191	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	7	53	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of S. Paulo	2	35	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	5	77	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	43	16 years	July 2015

Installed capacity
Energy generation (Conventional and Renewable sources)(1)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs and 1 Thermal	695 MW	695 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 52.75%	Paraíba	2 Thermals	342 MW	180 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%(2)	Tocantins	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul	See item 13.4.2	See item 13.4.2	See item 13.4.2

Notes:

(1)       Does not include the 24 MW of installed capacity equivalent to the 9 Small Hydroelectric Power Plants of the distribution companies: Companhia Leste Paulista de Energia (CPFL Leste Paulista), Companhia Sul Paulista de Energia (CPFL Sul Paulista), Companhia Jaguari de Energia (CPFL Jaguari) and Companhia Luz e Força Mococa (CPFL Mococa);

(2)       Paulista Lajeado has a 7% stake in the installed capacity of Investco S.A..

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Commercialization of Energy and Services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization, consultancy and advisory services to agents in the energy sector	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")(1)	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total") (2)	Limited company	Billing and collection services	Direct and indirect 100%
CPFL Telecom S.A. ("CPFL Telecom")(3)	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A.	Private corporation	Operate and explore concessions of electric energy transmission services	Direct 100%

Notes: (1) Former Chumpitaz Serviços S.A.; (2) Former CPFL Bio Anicuns S.A.; (3) Former CPFL Bio Itapaci S.A..

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

4.1) Consolidation of CPFL Renováveis Financial Statements

On August 24, 2011, the joint venture between CPFL Energia and ERSA was actually implemented, through the incorporation of CPFL Renováveis, when CPFL Energia started holding, indirectly, 54.50% of CPFL Renováveis, through its subsidiaries CPFL Geração (43.65%) and CPFL Brasil (10.85%).

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

On December 19, 2011, CPFL Renováveis concluded the acquisition of Jantus throught the capital increase of CPFL Brasil on CPFL Renováveis. CPFL Energia now indirectly holds 63.0% of CPFL Renováveis, through its subsidiaries CPFL Geração (35.5%) and CPFL Brasil (27.5%).

Jantus has been consolidated in CPFL Renováveis’ financial statements since December 1, 2011.

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Impact of acquisitions in 2012 on the Financial Statements

The acquisition of Atlântica Wind Complex was completed on March 26, 2012, with the opening balance sheet as at February 29, 2012. As such, the consolidated financial statements on December 31, 2012 therefore include ten months of this indirect subsidiary’s operations.

The acquisition of Bons Ventos was completed on June 19, 2012, with the opening balance sheet as at May 31, 2012. As such, the consolidated financial statements on December 31, 2012 therefore include seven months of this indirect subsidiary’s operation.

The acquisition of SPE Lacenas (controlled company of Usina Ester) was completed on October 18, 2012, with the opening balance sheet prepared in the base date of September 30, 2012. As such, the consolidated financial statements on December 31, 2012 therefore include three months of this subsidiary’s operation.

5) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)
	4Q12	4Q11	Var.	2012	2011	Var.
Gross Operating Revenues	5,915,286	4,982,643	18.7%	21,422,274	18,865,982	13.5%
Net Operating Revenues	4,256,056	3,404,164	25.0%	15,055,147	12,764,028	17.9%
Cost of Electric Power	(2,258,114)	(1,642,241)	37.5%	(7,725,980)	(6,220,970)	24.2%
Operating Costs & Expenses	(1,463,887)	(984,893)	48.6%	(4,558,055)	(3,492,512)	30.5%
EBIT	534,056	777,030	-31.3%	2,771,113	3,050,547	-9.2%
EBITDA (IFRS)(1)	833,317	994,042	-16.2%	3,898,215	3,851,750	1.2%
EBITDA (IFRS + Regulatory Assets & Liabilities - Non-Recurring - Employee Pension Plan)(2)	1,325,531	981,029	35.1%	4,624,505	3,769,872	22.7%
Financial Income (Expense)	(78,134)	(107,019)	-27.0%	(767,632)	(625,378)	22.7%
Income Before Taxes	455,922	670,010	-32.0%	2,003,481	2,425,169	-17.4%
NET INCOME (IFRS)	278,429	485,251	-42.6%	1,256,734	1,624,273	-22.6%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	509,513	443,318	14.9%	1,675,702	1,560,406	7.4%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)     EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring – Employee Pension Plan) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects and the result of pension fund contributions;

(3)     Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

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ADJUSTMENTS ON FINANCIAL STATEMENTS, FOR COMPARISON PURPOSES	EBITDA		Net Income
(In Millions of Reais)
	4Q12	4Q11	4Q12	4Q11
Reported amount (A)	833.3	994.0	278.4	485.3
(-) Non-recurring effects
Non-recurring increase on the legal and judicial expenses and indemnities	(142.3)	-	(93.9)	-
Adjustment in the provision for doubtful debts, due to the change in the estimate (8 distribution companies) - impact on the other operating expenses	(21.9)	-	(14.5)	-
Non-recurring effects at CPFL Renováveis	(14.8)	-	(9.8)	-
Personnel dismissal (mainly at CPFL Paulista and at CPFL Piratininga)	(8.8)	(1.8)	(5.8)	(1.2)
Interests and penalties on payments related to the incorporation of networks (CPFL Paulista) - impact on financial expenses	-	-	(4.6)	-
Assets write-off, due to the implementation of the Manual for the Equity Control in the Power Sector - MCPSE (CPFL Paulista and RGE)	-	-	-	-
>> Impact on the other operating expenses	(27.7)	-	(18.3)	-
>> Impact on the financial expense	-	-	(2.9)	-
Financial update of the distribution companies' financial asset		-
(=) Total non-recurring effects (B)	(215.5)	(1.8)	(149.6)	(1.2)
(+) Regulatory Assets and Liabilities
Provisory tariff review procedure of 6 distribution companies (CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari) - Net Revenue	(24.0)	(29.0)	(15.9)	(19.0)
Other Regulatory Assets and Liabilities	309.6	30.1	202.4	17.6
(+) Regulatory Assets and Liabilities (C)	285.6	1.1	186.5	(1.4)
(-) Employee Pension Plan (D)	8.8	15.9	NA	NA
(=) Total adjustments (E = C - D - B)	492.2	(13.0)	336.2	(0.2)
Adjusted amount (A + e)	1,325.5	981.0	509.5	443.3

5.1) Operating Revenue

Gross operating revenue in 4Q12 reached R$ 5,915 million, representing an increase of 18.7% (R$ 933 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 5,545 million, an increase of 19.7% (R$ 914 million).

The upturn in gross operating revenue was mainly caused by the following factors:

•         Increase of 3.2% in the sales volume to the captive market, in the amount of R$ 172 million (R$ 156 million net of Pis and Cofins);

•         Average tariff adjustment of 6.2% in the distribution companies, for the period between 4Q11 and 4Q12, in the amount of R$ 244 million (R$ 221 million – net of PIS and Cofins taxes);

•         Additional gross revenue from CPFL Renováveis, in the amount of R$ 177.0 million (R$ 163.9 million net of PIS and Cofins taxes). Part of the sales of these projects is made to companies within the Group, being the corresponding revenue eliminated in the CPFL Energia consolidation. The additional revenue of CPFL Renováveis, net of PIS and Cofins taxes and eliminations, was of R$ 147 million;

•         Increase in the revenue from the Segment of Conventional Generation, in the amount of R$ 139.3 million (R$ 124.3 million net of PIS and Cofins taxes), due to the following factors:

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            (i)                 Increase in the revenue from Termonordeste and Termoparaíba Thermoelectric Facilities, from Epasa, in the amount of R$ 113 million, due to the dispatch in the thermoelectric facilities;

           (ii)                Increase in the revenue from Foz do Chapecó Hydroelectric Facility, in the amount of R$ 24 million, due to the increase of 40% in the tariffs, as a result of the exchange of bilateral contracts for new contracts signed at the auction;

          (iii)                Increase in the revenue supplied to Furnas, in the amount of R$ 5 million, due to the increase of 5.1% in the tariffs (2011 IGP-M effect).

Part of the sales of these projects is made to companies within the Group, being the corresponding revenue eliminated in the CPFL Energia consolidation. The increase of revenue net of PIS and Cofins taxes and eliminations was of R$ 62 million.

•        Increase in the revenue from the Segment of Commercialization and Services, in the amount of R$ 189.8 million (R$ 168.8 million net of PIS and Cofins taxes). The increase of revenue net of PIS and Cofins taxes and eliminations was of R$ 175 million.

•         Increase of 9.3% (R$ 30.9 million) in the gross revenue of TUSD from free customers, mainly due to the migration of captive customers to the free market;

•         Increase of 70.4% (R$ 45.2 million) in other revenues and income, mainly due to the accounting of the revenues from reimbursement to the distributors by the generators (R$ 16.8 million in CPFL Paulista, R$ 9.2 million in CPFL Piratininga and R$ 4.6 million in RGE). Until 3Q12, these amounts were recorded as reducers of the cost of energy, considering that the change in accounting occurred in response to the order of Aneel No. 155, of January 23, 2013;

These increases were partially offset by the following factor:

•         Reduction of R$ 8.3 million in six distribution companies of the Group (CPFL Piratininga, CPFL Santa Cruz, CPFL Mococa, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Jaguari) related to the reclassification of the revenue for the exceeding demand and surplus of reactive to special obligations. Of this amount, R$ 6.8 milllion are related to CPFL Piratininga and the remaining amount (R$ 1.5 million) is related to the other five distribution companies mentioned.

In compliance with Aneel Order No. 4,991, of December 29, 2011, related to the basic procedures for the preparation of financial statements, these six distribution companies adjusted the revenue for the exceeding demand and surplus of reactive in the “Electricity Sales to Final Customers” and “TUSD from free customers” itens to the “Special Obligation” item.

These distribution companies made the reclassification (such amounts have been accrued as “Special Obligations”, in compliance with the Accounting Pronouncement CPC 25) but are awaiting a court decision regarding how to treat these revenues. On February 7, 2012, the Brazilian Association of the Electricity Distributors (Abradee) obtained the suspension of the effects of Normative Resolution No. 463, with early relief accepted and suspension of the ruling for booking revenues for exceeding demand and surplus of reactive as special obligations. In June 2012, the effect requested by Aneel in its “Bill of Review”, which had suspended the early relief originally granted in favor of Abradee, was accepted. The six distributors are waiting the final sentence for the definitive treatment of these revenues.

Deductions from the gross operating revenue were R$ 1,659 million, representing a increase of 5.1% (R$ 80.8 million), due to the increases: (i) of 9.8% in ICMS tax (R$ 75.3 million); (ii) of 14.2% in PIS/COFINS taxes (R$ 58.0 million); (iii) of 11.4% in CDE sector charge (R$ 15.0 million); (iv) of 35.1% in Proinfa (R$ 5.8 million); (v) of 16.4% in the value related to the R&D and energy efficiency program (R$ 6.1 million); and (vi) of 5.9% in the global reversal reserve - RGR (R$ 1.4 million). These increases were partially offset by the reduction of 41.9% in the CCC sector charge (R$ 80.7 million).

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The increase in the PIS and Cofins was partially offset by effect of the recording (in the amount of R$ 30.2 million) of PIS and Cofins taxes credits on the depreciation and amortization of the distribution companies. In 4Q11, theses credits were registered in the “depreciation and amortization” expenses line and, in 4Q12, they were registered in the “deductions from the operating revenue” line for better accounting purposes.

Net operating revenue reached R$ 4,256 million in 4Q12, representing an increase of 25.0% (R$ 852 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 3,886 million, an increase of 27.3% (R$ 834 million).

5.2) Cost of Electric Energy

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,258 million in 4Q12, representing an increase of 37.5% (R$ 616 million):

•      The cost of electric power purchased for resale in 4Q12 was R$ 1,771 million, representing an increase of 36.5% (R$ 473 million), due to the following effects:

         (i)        Increase in the cost of energy purchased through auction in the regulated environment and through bilateral contracts (R$ 661.0 million), caused by the decreases of 6.6% in the average purchase price and increase of 71.4% (6,236 GWh) in the volume of purchased energy;

        (ii)        Increase in the cost of energy from Itaipu (R$ 33.8 million), mainly due to the 12.9% increase in the average purchase price;

       (iii)       Increase in the PROINFA cost (R$ 8.8 million), due to the 20.9% increase in the average purchase price, partially offset by the decrease of 18.3% (82 GWh) in the volume of purchased energy.

Partially offset by:

      (iv)        Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 44.0 million);

       (v)         Reduction in the cost of energy purchased in the short term (R$ 187.2 million)

•         Charges for the use of the transmission and distribution system reached R$ 487 million in 4Q12, a 41.6% increase (R$ 143 million), due to the following factors:

            (i)                 Increase of 267.9% in the system service usage charges – ESS (R$ 121.7 million), mainly due to the increases of R$ 61.5 million in CPFL Paulista, R$ 26.8 million in RGE and R$ 26.6 million in CPFL Piratininga;

           (ii)                 Increase of 15.9% in the basic network charges (R$ 41.4 million), mainly due to the increases of 12.0% (R$ 15.0 million) in CPFL Paulista, of 22.7% in RGE (R$ 9.6 million), of 7.5% (R$ 4.8 million) in CPFL Piratininga, and of the CPFL Renováveis additional (R$ 8.9 million);

          (iii)                 Increase  of 12.2% in the conection charges (R$ 2.2 million);

         (iv)                  Increase of 7.1% in Itaipu charges (R$ 1.7 million);

Partially offsetting:

          (v)                  Reduction of 57.9% in the energy reserve charges (R$ 9.4 million);

         (vi)                 Reduction of 2.1% in the charges for the use of the distribution system (R$ 0.2 million);

        (vii)                 Increase in PIS and Cofins tax credits, generated from the charges (R$ 14.2 million).

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5.3) Operating Costs and Expenses

Operating costs and expenses were R$ 1,464 million in 4Q12, registering an increase of 48.6% (R$ 479 million), due to the following factors:

•      Increase of 5.2% (R$ 18 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 370 million in 4Q12, has its counterpart in the “operating revenue”;

•         The Private Pension Fund, which represented a revenue of R$ 15.9 million in 4Q11 and of R$ 8.8 million in 4Q12, resulting in a negative variation of R$ 7.1 million. This variation is due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberations Nos. 371/00 and 600/09, as shown in the Actuarial Report;

•      Depreciation and Amortization, which represented a net increase of 37.9% (R$ 82 million), mainly due to the following factors:

            (i)           Additional of CPFL Renováveis, in the amount of R$ 59.7 million;

           (ii)         Increase in the Conventional Generation Segment, in the amount of R$ 5.3 million, mainly due to the increase in CPFL Geração, due to: (i) the change in the depreciation rate defined by the Brazilian Electric Energy Agency (Aneel), that reduced the useful life of the energy generation assets (R$ 1.2 million); (ii) the increase in Chapecoense (R$ 1.0 million); and (iii) the increase of intangible amortization in Epasa (R$ 2.5 million).

On February 4, 2012, through Normative Ruling No. 474, Aneel established new annual rates of depreciation for assets in services granted the power sector. The new rates have changed those contained in the Power Sector Assets Control Manual (MCPSE), approved by Normative Ruling No. 367, of June 2, 2009, and became effective on January 1, 2012. This change resulted in a reduction in the useful life of generation assets and, in line with the accounting pronouncement CPC 23, the Company prospectively changed the depreciation of fixed assets as of that date.

          (iii)         Increase in the Distribution Segment, in the amount of R$ 18.9 million, mainly due to the following factors:

✓ The recording effect, in the amount of R$ 30.2 million, of PIS and Cofins tax credits on the depreciation and amortization. In 4Q11, these credits were registered in the “depreciation and amortization” expenses line and, in 4Q12, they were registered in the “deductions from the operating revenue” line for better accounting purposes;

✓ Increase in the new assets depreciation.

Partially offset by:

✓ The reduction, in the amount of R$ 22.2 million, related to the change in the depreciation rates stablished by the Brazilian Electric Energy Agency (Aneel). In the average, this change, as explained in the item “(ii)” above, caused an increase in the useful life of the energy distribution assets and, pursuant to the accounting pronouncement CPC 23, the distribution companies changed the fixed asset depreciation prospectively, from that date.

•      The PMSO item, that reached R$ 803.4 million in 4Q12, compared to R$ 432.1 million in 4Q11, registering an incrase of 85.9% (R$ 371.3 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 4Q11):

         (i)          Non-recurring  increase in the legal and judicial expenses and indemnities (R$ 142.3 million);

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           (ii)       Non-recurring  adjustment in the provision for doubtful debts, in the 8 distribution companies, due to the change in the estimate (R$ 21.9 million);

          (iii)       Non-recurring  additional expenses related to personnel dismissal, mainly in CPFL Paulista and CPFL Piratininga (R$ 7.0 million);

          (iv)       Non-recurring  increase in the other operating expenses regarding the assets write-off, due to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in the distribution companies CPFL Paulista and RGE (R$ 27.7 million);

            (v)       Additional PMSO of CPFL Renováveis (R$ 28.7 million);

          (vi)        Additional PMSO related to the expansion of the activities of CPFL Serviços, CPFL Atende, CPFL Total and Nect (R$ 5.8 million);

         (vii)        Additional expenses of materials relating to the purchase of fuel oil by Epasa, due to the dispatch of the thermoelectric facilities (R$ 108.9 million).

Excluding these effects, PMSO for 4Q12 would have totaled R$ 382.0 million, compared to R$ 352.9 million in 4Q11, an increase of 8.2% (R$ 29.0 million), compared to the IGP-M index of 7.8% (price variation between December 31, 2011 and December 31, 2012).

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MANAGEMENT ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	4Q12	4Q11	Variation
			R$ MM	%
Reported PMSO
Personnel	206.2	176.9	29.3	16.6%
Material	146.2	25.4	120.8	475.3%
Outsourced Services	152.6	163.3	(10.7)	-6.5%
Other Operating Costs/Expenses	298.4	66.5	231.9	348.8%
Reported PMSO (A)	803.4	432.1	371.3	85.9%
Non-recurring effects
Non-recurring increase on the legal and judicial expenses and indemnities	142.3	-	142.3	-
Adjustment in the provision for doubtful debts, due to the change in the estimate (8 distribution companies)	21.9	-	21.9	-
Non-recurring effects at CPFL Renováveis	14.8	-	14.8	-
Personnel dismissal (mainly at CPFL Paulista and at CPFL Piratininga)	8.8	1.8	7.0	-
Assets write-off, due to the implementation of the Manual for the Equity Control in the Power Sector - MCPSE (CPFL Paulista and RGE)	27.7	-	27.7	-
(=) Total non-recurring effects (B)	215.5	1.8	213.7	-
Other adjustments (that need to be excluded for comparison purposes)
Additional PMSO of CPFL Renováveis	59.0	45.1	13.9	-
PMSO related to the business expansion of CPFL Serviços, CPFL Atende, CPFL Total and Nect	33.0	27.1	5.8	-
Additional material expenses related to the oil acquisition by Epasa	114.0	5.1	108.9	-
(=) Total other adjustments (C)	206.0	77.4	128.6	-
Adjusted PMSO
Personnel	171.7	151.3	20.4	13.5%
Material	16.4	16.6	(0.2)	-1.1%
Outsourced Services	110.6	123.8	(13.2)	-10.7%
Other Operating Costs/Expenses	83.2	61.2	22.0	35.9%
Total adjusted PMSO (A - B - C)	382.0	352.9	29.0	8.2%

The main factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

         (i)           Personnel expenses, which reported a net increase of 13.5% (R$ 20.4 million), mainly due to: (i) the 2012 Collective Bargaining Agreement, that readjusted the wages by 6.34% in the average (R$ 8.9 million); (ii) the increase in RGE (R$ 2.9 million); (iii) the increases is Epasa and Foz do Chapecó (R$ 2.0 million); and (iv) other increases (R$ 6.6 million);

        (ii)            Other operating costs/expenses, which registered an increase of 35.9% (R$ 22.0 million), mainly due to the following increases:

✓       CPFL Paulista (R$ 9.0 million), due to the following factors: (i) increase in the advertising and market expenses (R$ 3.0 million); (ii) increase in legal and judicial expenses and indemnities (R$ 1.8 million); and (iii) increase in other expenses (R$ 4.2 million);

✓        CPFL Piratininga (R$ 7.2 million), mainly due to the following factors: (i) negative variation in the disposal of assets due to the gain occurred in 4Q11 (R$ 2.0 million); (ii)   increase in the advertising and market expenses (R$ 1.1 million); (iii) increase in legal and judicial expenses and indemnities (R$ 0.9 million); and (iv) increase in other expenses (R$ 3.2 million);

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✓        RGE (R$ 2.9 million), mainly due to the loss with disposal of assets and due to the increase in the advertising and market expenses;

✓        CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista, and CPFL Santa Cruz (R$ 1.1 million).

Partially offset by:

       (iii)           Out-sourced services expenses, which registered a decrease of 10.7% (R$ 13.2 million), mainly due to the decrease in expenses with: (i) maintenance in substations (R$ 8.5 million); and (iii) tree pruning (R$ 5.1 million).

5.4) Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a cost reversal of R$ 285.6 million in 4Q12 and of R$ 1.1 million in 4Q11 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

Provisory tariff procedures:

It is important to note that, as directed by Aneel, the 4Q12 values include preliminary amounts of the liability related to the provisory tariff procedures for the 3rd cycle of tariff review of 6 distribution companies (CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari), corresponding to a reduction of R$ 24.0 million in the EBITDA. The application of this methodology should have occurred on October 23, 2011, for CPFL Piratininga, and on February 3, 2012, for the other distribution companies (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari). Therefore, the amount related to the impact of the provisory tariff procedures of the distribution companies tariff review in 2012 needs to be accumulated from January 1 to October 22, 2012, for CPFL Piratininga, and from February 3 to December 31, 2012 for the other 5 smaller distribution companies.

Impact of the provisory tariff procedure	EBITDA	Net Income
(R$ million)	4Q12	4Q12
CPFL Piratininga	9.3	6.2
CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari	14.7	9.7
Total	24.0	15.9

5.5) EBITDA

4Q12 EBITDA (IFRS) reached R$ 833.3 million, registering a 16.2% reduction (R$ 160.7 million).

Considering the regulatory assets and liabilities, excluding the non-recurring effects and the result of pension fund contributions, the recurring EBITDA (IFRS + Regulatory Assets and Liabilities – Non-recurring – Employee Pension Plan) totaled R$ 1,325.5 million in 4Q12, compared to R$ 981.0 million in 4Q11, an increase of 35.1% (R$ 344.5 million).

4Q12/2012 Results | March 13, 2013

5.6) Financial Result

The 4Q12 net financial expense was of R$ 78 million, a 27.0% reduction (R$ 28.9 million) compared with the net financial expense of R$ 107 million reported in 4Q11.

The items explaining these changes are as follows:

•         Financial Revenues: increase of 0.87% (R$ 2.5 million), from R$ 289.8 million in 4Q11 to R$ 292.3 million in 4Q12, mainly due to the following factors:

(i) Non-Recurring  Financial Revenue revenue due to the monetary update of the financial asset (R$ 95,9 million) (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa)

Partially offset by:

(ii) Reduction in the income from financial investments (R$ 77.2 million), due to the reduction in the CDI Interbank rate and the cash equivalents;

(iii) Reduction in the updates of judicial deposits and tax credits and in the monetary updates (R$ 18 million), mainly due to the reduction in the indexes used to update these items;

•         Financial Expenses: decrease of 6.6% (R$ 26.3 million), from R$ 396.8 million in 4Q11 to R$ 370.5 million in 4Q12, mainly due to the following factors:

         (i)    Decrease of debt of charge (R$ 57 million)

        (ii)    Decrease in the monetary and foreign exchange updates (R$ 25.8 million), mainly due to the reduction in the indexes used to update the debt;

       (iii)    Reduction in the other financial expenses (R$ 8.9 million);

       Partially offset by:

    (iv)        Financial expenses from CPFL Renováveis, in the amount of R$ 63.9 million, mainly due to:

✓     The new operating assets, resulting from the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since December 2011;

✓     The acquisitions of Bons Ventos wind farms (157.5 MW) in June 2012, and the assets of biomass cogeneration of Ester thermoelectric facility (40 MW) in October 2012;

✓     The beginning of operations of Bio Ipê and Bio Pedra thermoelectric facilities in May 2012;

✓     The beginning of operations of Santa Clara wind farms (188 MW) in July 2012.

     (v)        Non-recurring  financial expense at CPFL Paulista regarding the interests and penalties on payments related to the incorporation of networks (R$ 6.9 million);

   (vi)        Non-recurring  financial expense regarding the assets write-off related to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in 2 distribution companies (CPFL Paulista and RGE) (R$ 4.4 million).

5.7) Net Income

Net income (IFRS) in 4Q12 was R$ 278.4 million, a decrease of 42.6% (R$ 206.8 million). This result reflects the higher financial expense related to (i) the higher financial expense related to the purchase of energy and to the energy charges, due to the higher dispatch of the thermoelectric facilities, and that resulted in the EBITDA (IFRS) decrease of R$ 160.7 million; and (ii) the higher depreciation and amortization expense, due to the beginning of operations of several projects at CPFL Renováveis.

4Q12/2012 Results | March 13, 2013

Excluding the amount related to the non-controlling shareholders, the net income (IFRS) in 4Q12 was R$ 271.9 million, a decrease of 40.4% (R$ 184.0 million), compared to the net income of R$ 455.9 million in 4Q11.

Considering the regulatory assets and liabilities, including the effects on the financial result, (net of taxes) and excluding the non-recurring effects, the total net income (IFRS + Regulatory Assets and Liabilities – Non-recurring) would have totaled R$ 509.5 million in 4Q12, comparared to R$ 443.3 million in 4Q11, an increase of 14.9% (R$ 66.2 million).

6) DEBT

6.1) Financial Debt (Including Hedge)

CPFL Energia’s financial debt (including hedge) reached R$ 16,639 million in 4Q12, increase of R$ 3,251 million, or 24.3%, compared to 4T11. This increase in net debt is mainly a reflection of:

•         the consolidation of 100% of the debt of CPFL Renováveis (principal + charges), which according to the new IFRS accounting practices, has added around R$ 2,336 million to the consolidated indebtedness of CPFL Energia. Part of these funds, around R$ 704 million, was assumed through the acquisitions of Bons Ventos wind farms and Ester cogeneration assets in the period. The remaining amount, which totaled around R$ 1,632 million, occurred through funding for the payment of these acquisitions, as well as for the construction of several greenfield projects;

•         the increase in indebtedness due to the funding, net of amortizations, in the amount of R$ 892 million, in CPFL Energia (Holding) and the other Group companies (conventional generation, distribution and commercialization segments);

•         the increase in the other charges and monetary and exchange rate updates (net of hedge) in the period, in the amount of R$ 23 million.

The main contributing funding and amortizations to the variation in the balance of financial debt described above were:

•         CPFL Renováveis: funding, net of amortizations, in the amount of R$ 1,632 million, and debt assumptions in the amount of R$ 704 million:

+      Debentures issuance by CPFL Renováveis (1st Issue of R$ 430 million);

4Q12/2012 Results | March 13, 2013

+      Funding of BNDES financing for CPFL Renováveis (source CPFL), in the amount of R$ 410 million;

+      Funding related to the acquisition of Bons Ventos (operation with redeemable preferred shares), in the amount of R$ 400 million;

+      Promissory notes issuances by Coopcana and Alvorada Thermoelectric Power Plants and Atlântica Wind Complex, in the amount of R$ 320 million;

+      Funding of BNDES financing for Salto Góes Small Hydroelectric Power Plant, in the amount of R$ 70 million;

+      Funding of BNDES financing for Coopcana and Alvorada Thermoelectric Power Plants, in the amount of R$ 98 million;

-      Amortizations of BNDES financing for CPFL Renováveis (source CPFL), in the amount of R$ 42 million;

-      Amortizations of BNDES financing for CPFL Renováveis (source ERSA), in the amount of R$ 32 million;

-      Amortization related to the operation with redeemable shares (Alto Irani and Plano Alto Small Hydro Power Plants), in the amount of R$ 22 million;

+      Indebtedness from the acquisition of Bons Ventos by CPFL Renováveis, in the amount of R$ 477 million, of which R$ 213 million are related to BNDES financing, R$ 182 million are related to BNB financing and R$ 82 million are related to NIB (Nordic Investment Bank) financing;

+      Indebtedness from the acquisition of Santa Luzia Small Hydro Power Plant, in the amount of R$ 173 million, related to the 2nd Issue of Debentures;

+      Indebtedness from the acquisition of Ester Thermoelectric Power Plant by CPFL Renováveis, in the amount of R$ 54 million, related to BNDES financing.

•         Group’s Distributors: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 1,280 million:

+      Debentures issuance by CPFL Paulista (6th Issue of R$ 660 million), CPFL Piratininga (6th Issue of R$ 110 million) and RGE (6th Issue of R$ 500 million);

+      Funding of financing, through Law No. 4131/62, for CPFL Paulista (R$ 49 million), CPFL Piratininga (R$ 64 million), RGE (R$ 223 million), CPFL Santa Cruz (R$ 20 million), CPFL Leste Paulista (R$ 25 million), CPFL Sul Paulista (R$ 21 million), CPFL Jaguari (R$ 13 million) and CPFL Mococa (R$ 11 million);

+      Funding of working capital by CPFL Jaguari (R$ 19 million), CPFL Leste Paulista (R$ 9 million) and CPFL Mococa (R$ 6 million);

+      Funding, net of amortizations, of BNDES financing for Group’s Distributors, totaling R$ 296 million;

-      Amortizations of the principal of RGE (3rd Issue of R$ 127 million) and CPFL Paulista’s debentures (3rd Issue of R$ 427 million);

-      Amortizations of financing for CPFL Paulista (R$ 49 million), CPFL Piratininga (R$ 5 million), RGE (R$ 95 million), CPFL Santa Cruz (R$ 8 million), CPFL Leste Paulista (R$ 8 million), CPFL Sul Paulista (R$ 5 million) and CPFL Mococa (R$ 4 million);

-      Other amortizations, net of funding, in the amount of R$ 18 million.

•         CPFL Geração, EPASA and Conventional Generation Projects: amortizations (BNDES and other financial institutions), net of funding, totaling R$ 252 million:

4Q12/2012 Results | March 13, 2013

+      Funding of BNDES financing for EPASA (R$ 2 million) and Foz do Chapecó (R$ 5 million);

-      Amortizations of the principal of Epasa (3rd Issue of R$ 6 million), BAESA (R$ R$ 6 million) and ENERCAN’s debentures (R$ 4 million);

-      Amortization of working capital by Foz do Chapecó (R$ 4 million);

-      Amortizations of BNDES financing for CPFL Geração (R$ 56 million), CERAN (R$ 55 million), Foz do Chapecó (R$ 66 million), ENERCAN (R$ 35 million), BAESA (R$ 19 million) and EPASA (R$ 8 million).

•         CPFL Brasil and CPFL Serviços: funding, net of amortizations, totaling R$ 14 million:

+      Funding of working capital by CPFL Serviços (R$ 8 million);

+      Funding of BNDES financing for CPFL Brasil (R$ 5 million) and CPFL Serviços (R$ 3 million);

-      Amortizations of BNDES financing for CPFL Brasil (R$ 2 million).

•         CPFL Energia (Holding):

-      Amortization of the principal of CPFL Energia’s debentures (3rd Issue of R$ 150 million).

During the second half of 2011, CPFL Energia put into practice its pre-funding strategy, anticipating funding for maturing debt during 2012. This strategy continued to be employed during the year 2012 in respect of debt maturing in 2013. The latest funding for this purpose were conducted in the second half of 2012 through the issuance of debentures, in the total amount of R$ 1,270 million, and a credit line of R$ 426 million through Law No. 4131/62. In 2012, CPFL Energia made amortizations that exceeded the mark of R$ 1,800 million. Therefore, the company was capable of reducing the nominal cost of its debt by approximately 2.1 percentage point, to 9.0% p.a., as well as extending its debt profile by 3.5%, from 4.32 to 4.47 years.

4Q12/2012 Results | March 13, 2013

Financial Debt - 4Q12 (R$ Thousands)
	Charges		Principal		Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	16	-	3,601	1,217	3,616	1,217	4,834
BNDES - Investment	27,229	-	776,770	5,186,526	803,998	5,186,526	5,990,524
BNDES - Income Assets	65	-	2,036	7,476	2,101	7,476	9,578
BNDES - Working Capital	143	-	36,928	-	37,071	-	37,071
Financial Institutions	91,449	62,271	725,379	1,406,468	816,828	1,468,739	2,285,567
Others	784	-	11,616	23,638	12,400	23,638	36,039
Subtotal	119,686	62,271	1,556,329	6,625,326	1,676,015	6,687,597	8,363,612

Foreign Currency
Financial Institutions	22,912	-	2,170	2,410,208	25,082	2,410,208	2,435,290
Subtotal	22,912	-	2,170	2,410,208	25,082	2,410,208	2,435,290

Debentures
CPFL Energia	7,082	-	150,000	150,000	157,082	150,000	307,082
CPFL Paulista	29,235	-	-	1,140,527	29,235	1,140,527	1,169,762
CPFL Piratininga	9,998	-	-	528,403	9,998	528,403	538,400
RGE	25,708	-	126,667	568,072	152,375	568,072	720,447
CPFL Santa Cruz	292	-	-	64,753	292	64,753	65,045
CPFL Brasil	8,092	-	-	1,316,259	8,092	1,316,259	1,324,351
CPFL Geração	8,885	-	-	941,310	8,885	941,310	950,195
EPASA	362	-	16,959	45,717	17,321	45,717	63,038
BAESA	279	-	5,734	15,770	6,013	15,770	21,783
ENERCAN	148	-	3,616	43,393	3,764	43,393	47,158
CPFL Renováveis	5,534	-	33,483	1,080,940	39,017	1,080,940	1,119,957
Subtotal	95,614	-	336,459	5,895,143	432,073	5,895,143	6,327,216

Financial Debt	238,212	62,271	1,894,958	14,930,678	2,133,170	14,992,948	17,126,118

Hedge	-	-	-	-	(761)	(486,102)	(486,864)

Financial Debt Including Hedge	-	-	-	-	2,132,409	14,506,846	16,639,255
Percentage on total (%)	-	-	-	-	12.8%	87.2%	100%

Of the total indebtedness of R$ 16,639 million in 4Q12, R$ 14,507 million (87.2%) are considered long term and R$ 2,132 million (12.8%) are considered short term. In 4Q11, of the total of R$ 13,388 million, R$ 11,739 million (87.7%) are considered long term and R$ 1,649 million (12.3%) are considered short term.

The cash position at the end of 4Q12 has coverage ratio of 1.3x the amortizations of the next 12 months, enough to honor all amortization commitments until early 2014.

6.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 17,006 million in 4Q12, growth of 22.9%. The nominal average cost of debt fell from 11.1% p.a. in 4Q11 to 9.0% p.a. in 4Q12, due to the decrease in the CDI interbank rate (from 11.6% to 8.4%). (accrued rates in the last 12 months)

4Q12/2012 Results | March 13, 2013

Debt Profile – 4Q11

	R$	Swap
	Million

Banking	2,165	95.50% to 106.85% of CDI
Hedge	107	106.30% of CDI
13.6%	79	143.90% of CDI
	24	105.95% of CDI

		Revenue with foreign exchange component
Natural
Hedge	38
0.3%

Debt Profile – 4Q12

	R$	Swap
	Million

	2,239	95.50% to 106.85% of CDI
Banking	149	108% of CDI
Hedge	76	143.9% of CDI
14.2%	13	95.78% of CDI
	2	106.0% to 106.5% of CDI

		Revenue with foreign exchange component
Natural
Hedge	49
0.3%

Note: PSI – Investment Support Program

As a result of the funding operations and amortizations, considering the indexation after hedge, there was an increase in the portion tied to the CDI-pegged portion (from 58.5%, in 4Q11, to 60.4%, in 4Q12) and prefixed-PSI (from 4.4%, in 4Q11, to 7.4%, in 4Q12), and a decrease in the BNDES-TJLP-indexed portion (from 33.4%, in 4Q11, to 29.2%, in 4Q12) and the IGP-M/IGP-DI (from 3.4%, in 4Q11, to 2.7%, in 4Q12).

The foreign-currency and TJLP debt would have come to 14.4% and 29.3% of the total, respectively, if banking hedge operations had been excluded. Considering the contracted swap operations, which convert the indexation of debt in foreign-currency and TJLP to the CDI, the effective foreign-currency and TJLP debt is 0.3% (all of this possesses a natural hedge) and 29.2%, respectively.

The portion of the debt tied to the IGP-M/IGP-DI is related mostly to the debt with the private pension fund.

4Q12/2012 Results | March 13, 2013

6.3) Net Debt and Leverage

R$ Thousands	4Q12	4Q11	Var.
Financial Debt (including hedge)	(16,639,255)	(13,388,436)	24.3%
(+) Available Funds	2,477,894	2,699,837	-8.2%
(=) Net Debt	(14,161,361)	(10,688,600)	32.5%

In 4Q12, net debt totaled R$ 14,161 million, an upturn of 32.5% or R$ 3,473 million, compared to net debt position at the end of 4Q11 in the amount of R$ 10,689 million. This increase is explained on the following factors:

•         Increase of R$ 3,251 million in the gross indebtedness, as described in the item 5.1;

•         Reduction of R$ 222 million in the balance of the cash, from R$ 2,700 million in 4Q11 to R$ 2,478 million in 4Q12, mainly explained by:

          (i)        Cash generation of operating activities in the period: +R$ 2,144 million;

         (ii)        Payment of the acquisitions (Atlântica, Bons Ventos and Ester): -R$ 879 million;

        (iii)        Investments in the period: -R$ 2,468 million;

        (iv)        Net funding in the period: +R$ 2,409 million;

         (v)        Payment of dividends: -R$ 1,407 million;

        (vi)        Other movements: -R$ 22 million.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of the projects. Also, include in the calculation of adjusted EBITDA the effects of the CVA – "Account for the Compensation of the Variations of Parcel A" and the historic EBITDA of newly acquired projects, as Jantus and Bons Ventos. As a result, adjusted net debt totaled R$ 12,639 million and adjusted EBITDA reached R$ 4,377 million, and the adjusted Net Debt / adjusted EBITDA at the end of 4Q12 reached 2.89x (value still under review by the independent auditors on the date of this report). Considering the net debt without adjustment and the IFRS reported EBITDA of 2012 in the amount of R$ 3,898 million, the Company would have closed the quarter with a net leverage of 3.63x.

6.4) New Funding in February 2013 – Debentures Issues

In January 2013, the debentures issues of the controlled companies CPFL Paulista, CPFL Piratininga and RGE were approved, with the provision of guarantee by CPFL Energia. The issues were in the total amount of R$ 910 million, with term of 8 years and interest rate of CDI + 0.83% p.a.. The amounts by company were as follows: (i) CPFL Paulista: R$ 505 million; (ii) CPFL Piratininga: R$ 235 million; and (iii) RGE: R$ 170 million. The amounts were disbursed in February 2013.

7) INVESTMENTS

In 4Q12, R$ 537 million were invested in business maintenance and expansion, of which R$ 362 million in distribution, R$ 170 million in generation (R$ 160 million of CPFL Renováveis) and R$ 5 million in commercialization and services. As result, CPFL Energia’s investments totaled R$ 2,468 million in 2012, of which R$ 1,403 million in distribution, R$ 1,043 million in generation (R$ 1,022 million of CPFL Renováveis) and R$ 22 million in commercialization and services.

4Q12/2012 Results | March 13, 2013

Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)       Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others. CPFL Energia through its eight distributors, serves 559 municipalities, in the States of São Paulo, Rio Grande do Sul, Paraná and Minas Gerais. On December 31, 2012, our distribution companies had 7.2 million customers and our distribution network consisted of 235,498 km of distribution lines, including 327,455 distribution transformers. Our eight distribution subsidiaries had 9,644 km of high tension distribution lines between 34.5 kV and 138 kV. On that date, we had 446 high tension to medium tension transformer substations for subsequent distribution, with total transforming capacity of 13,650 MVA;

        (ii)      Generation: chiefly focused on Alvorada and Coopcana Thermoelectric Power Plants, Campo dos Ventos II Wind Farm and Macacos I, Atlântica, Campo dos Ventos and São Benedito Wind Complexes, ongoing construction projects.

Investments Projected by the Group for the Next 5 Years

100% CPFL Renováveis and CERAN

(R$ million)

Note: (*) Considers 100% of CPFL Renováveis and CERAN and the proportional stake in the other generation projects.

4Q12/2012 Results | March 13, 2013

8) DIVIDENDS

Thousands of R$
Net income of the fiscal year - Individual	1,225,924
Results from previous years	227,118
Realization of comprehensive income	27,378
Prescribed dividend	3,921
Reserve of retained earnings for investment	(326,900)
Net income base for allocation	1,157,440
Constitution of legal reserve	(61,296)
Interim dividends	(640,239)
Proposed additional dividend	455,906

The Board of Directors propose the payment of R$ 1,096 million in dividends to holders of common shares traded on the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBOVESPA). This proposed amount corresponds to R$ 1.139118233 per share, related to the year 2012. Excluding R$ 640 million, related to the 1H12 (paid in September 2012), the balance due is R$ 456 million, equivalent to R$ 0.473778718 per share.

CPFL Energia's Dividend Yield
	2H10	1H11	2H11	1H12	2H12
Dividend Yield - last 12 months (1)	6.9%	6.0%	7.1%	6.1%	4.6%

Note: (1) Based on the average of the closing quotations in each half year period.

The 2H12 dividend yield, calculated on the average of the closing quotations in the period (R$ 22.78 per share) is 2.1% (4.6% in the last 12 months).

Dividend Distribution – R$ Million

(*) Note: considering share price adjusted for reverse stock split and simultaneous stock split on June 29, 2011. Without dividends.

4Q12/2012 Results | March 13, 2013

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE). CPFL Energia has presented a payout ratio close to 95% since its IPO, respecting the constitution of the legal reserve of 5%.

9) STOCK MARKET

9.1) Share Performance

CPFL Energia, which has a current free float of 30.7%, is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governace.

The shares closed the period priced at R$ 21.40 per share and US$ 20.96 per ADR, respectively (closing price in 12/31/2012).

Shares Performance – 4Q12 (with dividends)

In 4Q12, the shares depreciated 4.4% on the BM&FBOVESPA and 4.3% on the NYSE.

Shares Performance – 2012 (with dividends)

In 2012, the shares depreciated 12.9% on the BM&FBOVESPA and 21.2% on the NYSE.

19.2) Average Daily Volume

The daily trading volume in 2012 averaged R$ 42.7 million, of which R$ 17.9 million on the BM&FBOVESPA and R$ 24.8 million on the NYSE, 30.1% up on 2011. The number of trades on the BM&FBOVESPA increased by 50.7%, rising from a daily average of 2,045, in 2011, to 3,081, in 2012.

4Q12/2012 Results | March 13, 2013

Note: Considers the sum of the average daily volume on the BM&FBOVESPA and the NYSE.

19.3) Ratings

In February 2013, Fitch and Standard & Poor's issued reports reaffirming their credit ratings for CPFL Energia. Therefore, the Company maintains the AA+ rating on the national scale, with stable perpective, by both agencies.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2010	2011	2012
Standard & Poor's	Rating	brAA+	brAA+	brAA+
	Outlook	Stable	Stable	Stable
Fitch Ratings	Rating	AA+ (bra)	AA+ (bra)	AA+ (bra)
	Outlook	Stable	Stable	Stable

Note: Close-of-period positions.

10) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four basic principles: transparency, equity, accountability and corporate responsibility, applied by all the companies in the Group.

CPFL Energia is listed on the segments of the highest governance level - the Novo Mercado of the BM&FBovespa and Level III ADRs on the New York Stock Exchange (NYSE). CPFL Energia’s capital stock is composed exclusively of common shares, and ensures 100% tag-along rights in the case of disposal of control.

4Q12/2012 Results | March 13, 2013

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of one independent member and six members nominated by the controlling shareholders and all of them carry a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees and defined their competences in a sole Internal Rules. They are: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategy, budgets, energy purchase, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee foreseen in the Sarbanes Oxley Act and pursuant to the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its internal rules document and in the Fiscal Council Guide.

During 2011, CPFL Energia’s Bylaws were adjusted to reflect the new Novo Mercado listing regulations. With the introduction of the Transformation Program, the composition and competences of the Board of Executive Officers also were changed, extinguishing the positions of three Executive Officers (Distribution, Generation and Power Sales) and creating the position of Chief Operations Officer and Chief Institutional Relations Officer. Thus, the number of departments reporting directly to the office of the Chief Executive Officer, including the Executive Officers, was reduced from 15 to nine, seeking a speedier, more modern and appropriate structure for the Group’s growth, as well as emphasizing a focus on more strategic operations, enhancing institutional relationship actions and making it possible to change the Company’s culture and decision-making processes.

The Board of Executive Officers is comprised of six Executive Officers, all with a two-year term of office, with reelection admitted. The Executive Officers represent the Company and manage its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory Executive Officers.

The guidelines and set of documents related to corporate governance are available at the Investor Relations website www.cpfl.com.br/ri.

4Q12/2012 Results | March 13, 2013

11) CURRENT SHAREHOLDERS STRUCTURE – 12/31/2012

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

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25.7%
PREVI
31.0%
Fundação CESP
Petros
Sistel
SABESPREV
12.6%
1
Free Float
30.7%
CPFL ENERGIA
DISTRIBUTION
100% cpfl paulista
100% cpfl piratininga
100% RGE
100% cpfl santa cruz
100% cpfl leste paulista
100% cpfl jaguari
100% cpfl sul paulista
100% cpfl mococa
COMMERCIALIZATION
100% cpfl brasil
100% cpfl meridional
99.95% cpfl sul geradora
100% cpfl cone sul
100% cpfl planalto
SERVICES
100% cpfl serviços
100% cpfl atende
100% CPFL TOTAL
100% Nect Serviços
GENERATION
100% cpfl geração
65% Ceran
25.01% BAESA
48.72% Enercan
52.75% Epasa 2
51% Foz do Chapecó
100% Jaguari
59.93% Paulista Lajeado
5.94% Investco
RENEWABLES
63.0%3
CPFL RENOVÁVEIS

Notes:

(1)    Controlling shareholders;

(2)    Termoparaíba and Termonordeste Thermoelectric Facilities;

(3)    CPFL Energia owns a 63.0% indirect interest in CPFL Renováveis through CPFL Geração, with 35.5% and CPFL Brasil with 27.5%.

4Q12/2012 Results | March 13, 2013

12) PERFORMANCE OF THE BUSINESS SEGMENTS

12.1) Distribution Segment

12.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	4Q12	4Q11	Var.	2012	2011	Var.
Gross Operating Revenues	4,954,306	4,443,474	11.5%	18,490,612	16,964,764	9.0%
Net Operating Revenues	3,387,006	2,917,546	16.1%	12,398,368	11,052,574	12.2%
Cost of Electric Power	(2,138,676)	(1,655,262)	29.2%	(7,523,733)	(6,278,019)	19.8%
Operating Costs & Expenses	(1,018,990)	(745,051)	36.8%	(3,320,961)	(2,711,991)	22.5%
EBIT	229,341	517,233	-55.7%	1,553,673	2,062,565	-24.7%
EBITDA (IFRS)(1)	337,325	606,283	-44.4%	1,965,910	2,420,419	-18.8%
EBITDA (IFRS + Regulatory Assets & Liabilities - Non-Recurring - Employee Pension Plan)(2)	814,646	593,891	37.2%	2,678,383	2,351,451	13.9%
Financial Income (Expense)	104,089	(10,307)	-1109.9%	(74,389)	(177,269)	-58.0%
Income Before Taxes	333,430	506,926	-34.2%	1,479,284	1,885,295	-21.5%
NET INCOME (IFRS)	236,051	357,474	-34.0%	1,010,203	1,292,769	-21.9%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	457,067	315,542	44.9%	1,398,816	1,234,640	13.3%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring – Employee Pension Plan) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects and the result of pension fund contributions;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    The distributors’ financial performance tables are attached to this report in item 13.8.

Operating Revenue

Gross operating revenue in 4Q12 reached R$ 4,954 million, representing an increase of 11.5% (R$ 511 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 4,584 million, an increase of 12.0% (R$ 493 million).

The upturn in gross operating revenue was mainly caused by the following factors:

•         Increase of 3.2% in the sales volume to the captive market, in the amount of R$ 172 million (R$ 156 million net of Pis and Cofins);

•         Average tariff adjustment of 6.2% in the distribution companies, for the period between 4Q11 and 4Q12, in the amount of R$ 244 million (R$ 221 million net of PIS and Cofins taxes);

•         Increase of 9.8% (R$ 32.8 million) in the gross revenue of TUSD from free customers, mainly due to the migration of captive customers to the free market;

•         Increase of 14,6% (R$ 56.9 million) in other revenues and income, mainly due to the accounting of the revenues from reimbursement to the distributors by the generators (R$ 16.8 million in CPFL Paulista, R$ 9.2 million in CPFL Piratininga and R$ 4.6 million in RGE). Until 3Q12, these amounts were recorded as reducers of the cost of energy, considering that the change in accounting occurred in response to the order of Aneel No. 155, of January 23, 2013.

These increases were partially offset by the following factor:

•         Reduction of R$ 8.3 million in six distribution companies of the Group (CPFL Piratininga, CPFL Santa Cruz, CPFL Mococa, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Jaguari) related to the reclassification of the revenue for the exceeding demand and surplus of reactive to special obligations. Of this amount, R$ 6.8 milllion are related to CPFL Piratininga and the remaining amount (R$ 1.5 million) is related to the other five distribution companies mentioned.

4Q12/2012 Results | March 13, 2013

In compliance with Aneel Order No. 4,991, of December 29, 2011, related to the basic procedures for the preparation of financial statements, these six distribution companies adjusted the revenue for the exceeding demand and surplus of reactive in the “Electricity Sales to Final Customers” and “TUSD from free customers” itens to the “Special Obligation” item.

These distribution companies made the reclassification (such amounts have been accrued as “Special Obligations”, in compliance with the Accounting Pronouncement CPC 25) but are awaiting a court decision regarding how to treat these revenues. On February 7, 2012, the Brazilian Association of the Electricity Distributors (Abradee) obtained the suspension of the effects of Normative Resolution No. 463, with early relief accepted and suspension of the ruling for booking revenues for exceeding demand and surplus of reactive as special obligations. In June 2012, the effect requested by Aneel in its “Bill of Review”, which had suspended the early relief originally granted in favor of Abradee, was accepted. The six distributors are waiting the final sentence for the definitive treatment of these revenues.

Deductions from the gross operating revenue were R$ 1,567 million, representing a increase of 2.7% (R$ 41.4 million), due to the increases: (i) of 9.7% in ICMS tax (R$ 72.7 million); (ii) of 6.3% in PIS/COFINS taxes (R$ 23.7 million); (iii) of 11.3% in CDE sector charge (R$ 14.9 million); (iv) of 35.1% in Proinfa (R$ 5.8 million); (v) of 13.1% in the value related to the R&D and energy efficiency program (R$ 4.6 million); and (vi) of 2.4% in the global reversal reserve - RGR (R$ 0.6 million). These increases were partially offset by the reduction of 41.9% in the CCC sector charge (R$ 80.7 million).

The increase in the PIS and Cofins was partially offset by effect of the recording (in the amount of R$ 30.2 million) of PIS and Cofins taxes credits on the depreciation and amortization of the distribution companies. In 4Q11, theses credits were registered in the “depreciation and amortization” expenses line and, in 4Q12, they were registered in the “deductions from the operating revenue” line for better accounting purposes.

Net operating revenue reached R$ 3,387 million in 4Q12, representing an increase of 16.1% (R$ 469 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 3,017 million, an increase of 17.3% (R$ 451 million).

Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,139 million in 4Q12, representing an increase of 29.2% (R$ 483 million):

•      The cost of electric power purchased for resale in 4Q12 was R$ 1,678 million, representing an increase of 26.2% (R$ 348 million), due to the following effects:

             (i)   Increase in the cost of energy purchased through auction in the regulated environment and through bilateral contracts (R$ 555.2 million), caused by the reduction of 26.9% in the average purchase price and the increase of 103.5% (5,531 GWh) in the volume of purchased energy;

            (ii)   Increase in the cost of energy from Itaipu (R$ 33.8 million), mainly due to the 14.0% increase in the average purchase price;

          (iii)   Increase in the PROINFA cost (R$ 8.8 million), due to the 48.1% increase in the average purchase price, partially offset by the decrease of 18.3% (82 GWh) in the volume of purchased energy.

Partially offset by:

         (iv)   Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 37.4 million);

4Q12/2012 Results | March 13, 2013

           (v)   Reduction in the cost of energy purchased in the short term (R$ 212.0 million)

•      Charges for the use of the transmission and distribution system reached R$ 460 million in 4Q12, a 41.5% increase (R$ 135 million), due to the following factors:

             (i)    Increase in the system service usage charges – ESS (R$ 121.7 million), mainly due to the increases of R$ 61.5 million in CPFL Paulista, R$ 26.8 in RGE and of R$ 26.6 million in CPFL Piratininga;

            (ii)    Increase of 13.0% in the basic network charges (R$ 32 million), mainly due to the increases of 12.0% (R$ 15.0 million) in CPFL Paulista, of 22.7% in RGE (R$ 9.6 million) and of 7.5% (R$ 4.8 million) in CPFL Piratininga;

         (iii)    Increase of 12.4% in the conection charges (R$ 2.3 million);

         (iv)    Increase of 31.1% in the charges for the use of the distribution system (R$ 1.8 million);

          (v)    Increase of 7.1% in Itaipu charges (R$ 1.7 million);

Partially offset by:

        (vi)    Reduction of 57.9% in the energy reserve charges (R$ 9.4 million);

       (vii)    Increase in PIS and Cofins tax credits, generated from the charges (R$ 15.3 million).

Operating Costs and Expenses

Operating costs and expenses were R$ 1,019 million in 4Q12, registering an increase of 36.8% (R$ 274 million), due to the following factors:

•      Increase of 5.1% (R$ 18 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 370 million in 4Q12, has its counterpart in the “operating revenue”;

•      The Private Pension Fund, which represented a revenue of R$ 15.3 million in 4Q11 and of R$ 8.4 million in 4Q12, resulting in a negative variation of R$ 6.8 million. This variation is due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberations Nos. 371/00 and 600/09, as shown in the Actuarial Report;

•      Depreciation and Amortization, which represented a net increase of 21.3% (R$ 19 million), mainly due to the following factors:

                         (i)        The recording effect, in the amount of R$ 30.2 million, of PIS and Cofins tax credits on the depreciation and amortization. In 4Q11, these credits were registered in the “depreciation and amortization” expenses line and, in 4Q12, they were registered in the “deductions from the operating revenue” line for better accounting purposes;

                       (ii)        Increase in the new assets depreciation.

         Partially offset by:

                     (iii)        The reduction, in the amount of R$ 22.2 million, related to the change in the depreciation rates stablished by the Brazilian Electric Energy Agency (Aneel). In the average, this change, as explained in the item “(ii)” above, caused an increase in the useful life of the energy distribution assets and, pursuant to the accounting pronouncement CPC 23, the distribution companies changed the fixed asset depreciation prospectively, from that date.

•      The PMSO item, that reached R$ 549.4 million in 4Q12, compared to R$ 319.6 million in 4Q11, registering an increase of 71.9% (R$ 229.8 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 4Q11):

4Q12/2012 Results | March 13, 2013

             (i)       Non-recurring  increase in the legal and judicial expenses and indemnities (R$ 141.8 million);

            (ii)       Non-recurring  adjustment in the provision for doubtful debts, in the 8 distribution companies, due to the change in the estimate (R$ 21.9 million);

           (iii)       Non-recurring additional expenses related to personnel dismissal, mainly in CPFL Paulista and CPFL Piratininga (R$ 7.0 million);

          (iv)       Non-recurring  increase in the other operating expenses regarding the assets write-off, due to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in the distribution companies CPFL Paulista and RGE (R$ 27.7 million);

Excluding these effects, PMSO for 4Q12 would have totaled R$ 349.2 million, compared to R$ 317.8 million in 4Q11, an increase of 9.9% (R$ 31.4 million).

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

               (i)        Personnel expenses, which reported a net increase of 9.8% (R$ 12.6 million), mainly due to: (i) the 2012 Collective Bargaining Agreement, that readjusted the wages by 6.27% in the average (R$ 7.4 million); and (ii) the increase in RGE (R$ 2.9 million);

              (ii)        Other operating costs/expenses, which registered an increase of 48.0% (R$ 22.3 million), mainly due to the following increases:

✓       CPFL Paulista (R$ 9.0 million), due to the following factors: (i) increase in the advertising and market expenses (R$ 3.0 million); (ii) increase in legal and judicial expenses and indemnities (R$ 1.8 million); and (iii) increase in other expenses (R$ 4.2 million);

✓       CPFL Piratininga (R$ 7.2 million), mainly due to the following factors: (i) negative variation in the disposal of assets due to the gain occurred in 4Q11 (R$ 2.0 million); (ii) increase in the advertising and market expenses (R$ 1.1 million); (iii) increase in legal and judicial expenses and indemnities (R$ 0.9 million); and (iv) increase in other expenses (R$ 3.2 million);

✓       RGE (R$ 2.9 million), mainly due to the loss with disposal of assets and due to the increase in the advertising and market expenses;

✓       CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Santa Cruz (R$ 1.1 million).

Partially offset by:

           (iii)       Out-sourced services expenses, which registered a decrease of 3.3% (R$ 4.0 million) mainly due to the reduction in the expenses on maintenance in substations.

Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a cost reversal of R$ 285.6 million in 4Q12 and of R$ 1.1 million in 4Q11 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

4Q12/2012 Results | March 13, 2013

Provisory tariff procedures:

It is important to note that, as directed by Aneel, the 4Q12 values include preliminary amounts of the liability related to the provisory tariff procedures for the 3rd cycle of tariff review of 6 distribution companies (CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari), corresponding to a reduction of R$ 24.0 million in the EBITDA. The application of this methodology should have occurred on October 23, 2011, for CPFL Piratininga, and on February 3, 2012, for the other distribution companies (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari). Therefore, the amount related to the impact of the provisory tariff procedures of the distribution companies tariff review in 2012 needs to be accumulated from January 1 to October 22, 2012, for CPFL Piratininga, and from February 3 to December 31, 2012 for the other 5 smaller distribution companies.

Impact of the provisory tariff procedure	EBITDA	Net Income
(R$ million)	4Q12	4Q12
CPFL Piratininga	9.3	6.2
CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari	14.7	9.7
Total	24.0	15.9

EBITDA

EBITDA (IFRS) reached R$ 337.3 million in 4Q12, registering a 44.4% reduction (R$ 269.0 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects and the result of pension fund contributions, the recurring EBITDA (IFRS + Regulatory Assets and Liabilitites – Non-recurring – Result from Employee Pension Plan) totaled R$ 814.6 million in 4Q12 compared to R$ 593.9 million in 4Q11, an increase of 37.2% (R$ 220.8 million).

Financial Result

The 4Q12 net financial revenue was R$ 104.1 million, compared to the net financial expense of R$ 10.3 million in 4Q11.

The items explaining these changes are as follows:

  (i)       Financial Revenues: increase of 42.9% (R$ 77.5 million), from R$ 180.7 million in 4Q11 to R$ 258.2 million in 4Q12, mainly due to the following factors:

✓       Non-recurring  financial revenue due to the monetary update of the financial asset of CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa (R$ 95.9 million);

✓       Accruals and delinquent fines (R$ 10.0 million);

✓       Increase in the discount in the acquisition of ICMS tax credits (R$ 1.8 millions).

Partially offset by:

✓       Reduction in the monetary and foreign exchange update (R$ 10.9 million), due to the reduction in the indexes used to update these debt;

✓       Reduction in the income from financial investments (R$ 10.8 million), due to the reduction in the CDI Interbank rate;

✓       Update of judicial deposits (R$ 5.5 million).

4Q12/2012 Results | March 13, 2013

 (ii)       Financial Expenses: decrease of 19.3% (R$ 36.8 million), from R$ 191.0 million in 4Q11 to R$ 154.2 million in 4Q12, mainly due to the following factors:

✓       Decrease in the debt charges and in the monetary and foreign exchange update (R$ 30.6 million), mainly due to the reduction in the indexes used to update the debt;

✓       Decrease in Other financial expenses (R$ 17.5 million)

Partially offset by:

✓       Non-recurring  financial expense at CPFL Paulista regarding the interests and penalties on payments related to the incorporation of networks (R$ 6.8 million);

✓       Non-recurring  financial expense regarding the assets write-off related to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in 2 distribution companies (CPFL Paulista and RGE) (R$ 4.4 million).

Net Income

Net income (IFRS) in 4Q12 was R$ 236.1 million, a decrease of 34.0% (R$ 121.4 million).

Considering the regulatory assets and liabilities, including the effects on the financial result, (net of taxes) and excluding the non-recurring effects, the net income (IFRS + Regulatory Assets and Liabilities – Non-Recurring) would have totaled R$ 457.1 million in 4Q12, compared to R$ 315.5 million in 4Q11, an increase of 44.9% (R$ 141.5 million).

12.1.2) 3rd Periodic Tariff Review Cycle

Tariff Reviews
Distribution Company	Period	Date of Tariff Review
CPFL Piratininga	Each 4 years	October 2011(1)
CPFL Santa Cruz	Each 4 years	February 2012(2)
CPFL Leste Paulista	Each 4 years	February 2012(2)
CPFL Jaguari	Each 4 years	February 2012(2)
CPFL Sul Paulista	Each 4 years	February 2012(2)
CPFL Mococa	Each 4 years	February 2012(2)
CPFL Paulista	Each 5 years	April 2013
RGE	Each 5 years	June 2013

Notes:

(1) Date postponed by Aneel, through the Ratifying Resolution 1,223 of October 18, 2011;

(2) Dates postponed by Aneel, through the Ratifying  Resolutions 1,253, 1,254, 1,255, 1,256 and 1,258, of January 31, 2012.

CPFL Piratininga

Aneel Ratifying Resolution No. 1,223 of October 18, 2011 postponed the effective date of CPFL Piratininga tariffs, until the conclusion of the Public Hearing PH040, for the definition of the methodology to be used in the 3rd Tariff Review Cycle.

Aneel Ratifying Resolution No. 1,364 of October 2, 2012 repositioned electric energy tariffs of CPFL Piratininga by -5.43%, being -4.45% related to the Tariff Repositioning and -0.98% as financial components outside the Tariff Repositioning, corresponding to an average effect of -6.78% on consumer billings. The new tariffs came into force on October 23, 2012, with the new tariff adjustment, as mentioned in the item “12.1.3”.

4Q12/2012 Results | March 13, 2013

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On December 20, 2011, due to the late approval of the methodologies for the 3rd Tariff Review Cycle, and through Normative Resolution No. 471, Aneel has provided an extension of the current tariffs to concessionaires that would be subject to tariff review, and established that the resulting effects from tariff review should be applied to tariffs from the date of the next tariff adjustment (February 2013 to these distributors), including retroactive effects. In the case of CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, Ratifying Resolutions Nr. 1,253, 1,254, 1,255, 1,256 and 1,258, of January 31, 2012, granted the extension of tariffs then prevailing.

On December 11, 2012, Aneel repositioned electric energy tariffs of these distribution companies, as shown in the table below:

Periodic Tariff Review (RTP)	CPFL Jaguari	CPFL Leste Paulista	CPFL Mococa	CPFL Santa Cruz	CPFL Sul Paulista
	RR 1393/2012	RR 1394/2012	RR 1392/2012	RR 1391/2012	RR 1390/2012
Tariff repositioning	-7.15%	-2.20%	7.20%	4.36%	-4.41%
Financial components	0.05%	2.28%	1.80%	3.74%	0.69%
Average effect	-7.10%	0.08%	9.00%	8.10%	-3.72%
Effect on consumer billings	-7.43%	-1.25%	6.23%	-4.66%	-5.02%

CPFL Paulista

On December 7, 2012, Aneel sent to CPFL Paulista the preliminary proposal of the 3rd cycle of periodic tariff review.

In a meeting with Aneel held on December 12, CPFL Paulista made suggestions, and Aneel embodied part of which on the proposal described in the Technical Note 21/2013-SRE of January 25, 2013, summarized in the table below.

On January 31, Aneel opened the Public Hearing Nr. 003/2013 with a contribution period until March 1 and the Presencial Meeting to be held on February 28, 2013. The public hearing aims to get grants to improve the distributor's tariff review and to define the corresponding limits of the continuity indicators DEC and FEC for the period 2013 to 2015.

It is estimated that by the end of March the tariff review process of CPFL Paulista will be concluded, with Aneel sending the proposal to CPFL Paulista and the approval of tariff repositioning by Aneel’s Board.

The application of the new methodology for CPFL Paulista will happen on April 8, 2013.

4Q12/2012 Results | March 13, 2013

12.1.3) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

CPFL Piratininga

Aneel Ratifying Resolution No. 1,369 of October 16, 2012 readjusted electric energy tariffs of CPFL Piratininga by 8.79%, being 7.71% related to the Tariff Readjustment and 1.08% as financial components outside the Tariff Readjustment, corresponding to an average effect of 5.50% on consumer billings. This Tariff Readjustment is the sum of the Annual Tariff Adjustment with the Tariff Repositioning mentioned in the item “13.1.2”, besides considering the devolution of the frozen rate (1/3). The new tariffs came into force on October 23, 2012.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On January 29, 2013, Aneel published in the Federal Official Gazette, the 2013 Annual Tariff Readjustment Indexes for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, as shown in the table below.

Annual Tariff Adjustment (RTA)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Ratifying Resolution	1.474	1.484	1.475	1.479	1.476
Economic Adjustment	-1,83%	6,98%	10,76%	7,96%	12,15%
Financial components	8,83%	-4,71%	-8,06%	-1,47%	-2,82%
Tariff adjustment	7,00%	2,27%	2,71%	6,48%	9,32%
Average effect	5,10%	2,21%	2,68%	3,36%	-0,94%

These adjustments were applied to the tariffs set in Extraordinary Tariff Review mentioned in the item "13.1.4." The new tariffs came into force on February 3, 2013.

CPFL Paulista

Aneel Ratifying Resolution No. 1,271, of April 3, 2012, readjusted the electric energy tariffs at CPFL Paulista by 3.71%, being 1.96% related to the Tariff Adjustment and 1.75% as financial components external outside the Annual Tariff Readjustment, corresponding to an average impact of 2.89% on the billings of captive consumers. The new tariffs came into force on April 8, 2012 and remained until January 23, 2013, when Extraordinary Tariff Review was approved and new tariffs will be in force until April 07, 2013.

4Q12/2012 Results | March 13, 2013

RGE

Aneel Ratifying Resolution No. 1,294 of June 5, 2012 readjusted the electric energy tariffs at RGE by 11.51%, being 0.49% related to the Tariff Adjustment and 11.02% as financial components outside the Annual Tariff Readjustment, corresponding to an average impact of 3.38% on the billings of captive consumers. The new tariffs came into force on June 19, 2012 and remained until January 23, 2013, when Extraordinary Tariff Review was approved and new tariffs will be in force until June 18, 2013.

12.1.4) Extraordinary Tariff Review

As established by Law No. 12.783/2013, all distribution companies have adopted new electric energy tariffs from January 24, 2013, in order to comprise the effects promoted by the renewal of concessions for generation and transmission assets and the reduction of sector charges over energy prices.

The extraordinary tariff reviews are stated per distributor in the following table:

Extraordinary Tariff Review (RTE)	RGE	CPFL Paulista	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz	CPFL Piratininga
Economic Adjustment	-12.0%	-15.3%	-7.6%	-18.4%	-25.4%	-17.2%	-6.8%	-11.3%
Financial components	0.7%	-0.5%	1.8%	0.0%	0.1%	2.3%	3.7%	1.1%
Tariff adjustment	-11.4%	-15.8%	-5.8%	-18.4%	-25.4%	-14.9%	-3.1%	-10.2%
Average effect	-22.8%	-20.4%	-24.4%	-23.8%	-25.3%	-26.4%	-23.7%	-26.7%

12.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	4Q12	4Q11	Var.
Gross Operating Revenues	680,528	490,726	38.7%
Net Operating Revenues	600,893	432,073	39.1%
EBITDA (IFRS)(1)	74,562	72,568	2.7%
NET INCOME (IFRS)	34,534	40,827	-15.4%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination.

Operating Revenue

In 4Q12, gross operating revenue reached R$ 681 million, representing an increase of 38.7% (R$ 190 million), while net operating revenue moved up by 39.1% (R$ 169 million) to R$ 601 million.

EBITDA

In 4Q12, EBITDA totaled R$ 75 million, an increase of 2.7% (R$ 2 million).

4Q12/2012 Results | March 13, 2013

Net Income

In 4Q12, net income amounted to R$ 35 million, down by 15.4% (R$ 6 million).

12.3) Conventional Generation Segment

12.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (Pro-forma - R$ Thousands)
	4Q12	4Q11	Var.
Gross Operating Revenues	498,582	359,310	38.8%
Net Operating Revenues	461,842	337,525	36.8%
Cost of Electric Power	(45,699)	(20,982)	117.8%
Operating Costs & Expenses	(215,573)	307,924	-170.0%
EBIT	200,569	624,466	-67.9%
EBITDA (IFRS)(1)	267,242	273,456	-2.3%
EBITDA (IFRS - Non-Recurring - Employee Pension Plan)(2)	267,272	272,836	-2.0%
Financial Income (Expense)	(83,589)	(111,767)	-25.2%
Income Before Taxes	116,938	512,699	-77.2%
NET INCOME (IFRS)	92,176	487,403	-81.1%
NET INCOME (IFRS - Non-Recurring)(3)	92,434	487,403	-81.0%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination;

(2)    EBITDA (IFRS – Non-recurring – Employee Pension Plan) excludes the non-recurring effects and the result of pension fund contributions;

(3)    Net Income (IFRS - Non-recurring) excludes the non-recurring effects.

Operating Revenue

In 4Q12, gross operating revenue reached R$ 499 million, representing an increase of 38.8% (R$ 139 million), while net operating revenue moved up by 36.8% (R$ 124 million) to R$ 462 million.

The variation in the gross operating revenue is mainly due to the following factors:

         (i)        Increase in the revenue from Termonordeste and Termoparaíba Thermoelectric Facilities, from Epasa, in the amount of R$ 113 million, due to the thermal dispatch in the period from October to December 2012;

       (ii)         Increase in the revenue from Foz do Chapecó Hydroelectric Facility,  in the amount of R$ 24 million, due to the increase of 40% in the tariffs, as a result of the exchange of bilateral contracts for new contracts signed at the auction;

       (iii)        Increase in the revenue supplied to Furnas, in the amount of R$ 5 million, due to the increase of 5.1% in the tariffs (2011 IGP-M effect).

Cost of Electric Power

In 4Q12, the cost of electric power increased 117.8% (R$ 24.7 million) to R$ 45.7 million, due to the increase in the cost of electric power purchased for resale, that moved up from R$ 3.0 million in 4Q11 to R$ 26.9 million in 4Q12. This variation is mainly due to the additional acquisitions of energy (193 GWh) by Ceran, Enercan and Foz do Chapecó Generation Plants (R$ 18.1 milllion).

4Q12/2012 Results | March 13, 2013

Operating Costs and Expenses

In 4Q11, there was a gain in CPFL Geração with the business combination (coming from CPFL Renováveis), in the amount of R$ 412 million. This is a punctual accounting effect (non-recurring), resulting from the completion of the combination of CPFL Energia and ERSA. It did not affect dividends, nor the result of CPFL Energia.

Accounting (as the accounting pronouncement CPC 15 - IFRS 3):

In CPFL Geração, the amount related to the business combination (coming from CPFL Renováveis) was recorded in "other operating income" (inside other operating costs/expenses) and transited through the result via profit, considering the fact that CPFL Renováveis is an associate of CPFL Geração. In the case of CPFL Energia, which is the controlling company, this value was recorded in "investment" against "reserve" in the shareholders’ equity, not transiting through the result.

Disregarding this amount, the operating costs and expenses reached R$ 215 million in 4Q12, compared to R$ 104 million in 4Q11, an increase of 106.4% (R$ 111 million), mainly due to the following factors:

  (i)   The PMSO item reached R$ 149 million, an increase of 241.5% (R$ 105.6 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 4Q11):

✓  Additional expenses of material relating to the purchase of fuel oil by Epasa, due to the dispatch of the thermoelectric facilities (R$ 108.9 million);

✓  Non-recurring  increase in the legal and judicial expenses and indemnities (R$ 0.4 million).

Disregarding these effects, PMSO for 4Q12 would have totaled R$ 34.9 million, compared to R$ 38.9 million in 4Q11, a reduction of 9.6% (R$ 3.7 million).

 (ii)     Depreciation and Amortization reached R$ 66.7 million, a net increase of 8.7% (R$ 5.3 million), mainly due to the increase in CPFL Geração, due to: (i) the change in the depreciation rate by the Brazilian Electric Energy Agency (Aneel), that reduced the useful life of the energy generation assets (R$ 1.2 million); (ii) the increase in Chapecoense (R$ 1.0 million); and (iii) the increase of intangible amortization in Epasa (R$ 2.5 million).

On February 4, 2012, through Normative Ruling No. 474, Aneel established new annual rates of depreciation for assets in services granted the power sector. The new rates have changed those contained in the Power Sector Assets Control Manual (MCPSE), approved by Normative Ruling No. 367, of June 2, 2009, and became effective on January 1, 2012. This change resulted in a reduction in the useful life of generation assets and, in line with the accounting pronouncement CPC 23, the Company prospectively changed the depreciation of fixed assets as of that date.

(iii)   The Private Pension Fund, which represented a revenue of R$ 0.6 million in 4Q11 and of R$ 0.4 million in 4Q12, resulting in a negative variation of R$ 0.2 million. This variation is due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberations Nos. 371/00 and 600/09, as shown in the Actuarial Report.

EBITDA

In 4Q12, EBITDA (IFRS) was R$ 267.2 million, a reduction of 2.3% (R$ 6.2 million).

Excluding the non-recurring effects, the EBITDA (IFRS - Non-Recurring) would have totaled R$ 267.3 million in 4Q12, compared to R$ 272.8 million in 4Q11, a reduction of 2.0% (R$ 5.6 million).

4Q12/2012 Results | March 13, 2013

Financial Result

In 4Q12, net financial expense was R$ 84 million, down by 25.2% (R$ 28.2 million). The items explaining these changes are as follows:

•      Financial Expenses: moved from R$ 127 million in 4Q11 to R$ 97 million in 4Q12 (R$ 30.7 million decrease), mainly due to the reduction at CPFL Geração (R$ 18.6 million) and Epasa (R$ 7.5 million), due to the following factors:

            (i)   Reduction in the debt charges and in the monetary and foreign exchange update (R$ 31.1 million), mainly due to the decrease in the indexes that update the debt and in the debt balance;

           (ii)   Reduction in the other financial expenses (R$ 1 million);

These reductions were partially offset by:

          (iii)   Increase in the financial expense with the Use of Public Asset (“UBP”) (R$ 1.7 million), mainly due to financial update, that is, due to the effect of the indexes (IGP-M and IPCA) used to update the UBP balance.

•      Financial Revenues: moved from R$ 15.5 million in 4Q11 to R$ 12.9 million in 4Q12 (R$ 2.5 million decrease), mainly due to the decrease in the balance of financial investments and to the decrease in the CDI Interbank rate.

Net Income

In 4Q12, net income (IFRS) was R$ 92.2 million, a reduction of 81.1% (R$ 395.2 million).

Excluding the non-recurring effects, the net income (IFRS – Non-Recurring) would have totaled R$ 92.4 million in 4Q12, compared to R$ 487.4 million in 4Q11, a reduction of 81.0% (R$ 395.0 million).

12.4) CPFL Renováveis

12.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (Pro-forma - R$ Thousands)
	4Q12	4Q11	Var.
Gross Operating Revenues	296,850	119,861	147.7%
Net Operating Revenues	277,677	113,802	144.0%
Cost of Electric Power	(38,206)	(11,472)	233.0%
Operating Costs & Expenses	(162,357)	(73,923)	119.6%
EBIT	77,114	28,408	171.5%
EBITDA (IFRS)(1)	165,656	57,231	189.5%
Financial Income (Expense)	(69,641)	18,740	-471.6%
Income Before Taxes	7,473	47,148	-84.1%
NET INCOME (IFRS)	(155)	52,968	-100.3%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Variations in the Financial Statements of CPFL Renováveis

4Q12/2012 Results | March 13, 2013

In 4Q12, the variations in the Financial Statements of CPFL Renováveis are mainly due to the factors described bellow. These factors are partially offset by the amounts eliminated during the consolidation of CPFL Renováveis in CPFL Energia.

     (i)    The new operating assets, resulting from the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since December 2011;

    (ii)    The acquisitions of Bons Ventos wind farms(157,5 MW)  in June 2012, and the assets of biomass cogeneration of Ester thermoelectric facility (40 MW) in October 2012;

   (iii)    The beginning of operations of Bio Ipê and Bio Pedra thermoelectric facilities in May 2012;

   (iv)    The beginning of operations of Santa Clara wind farms (188 MW) in July 2012.

Operating Revenue

In 4Q12, gross operating revenue reached R$ 297 million, representing an increase of 147.7% (R$ 177 million), while net operating revenue moved up by 144.0% (R$ 164 million) to R$ 278 million.

Cost of Electric Power

In 4Q12, the cost of electric power increased 233.0% (R$ 27 million) to R$ 38 million.

Operating Costs and Expenses

In 4Q12, operating costs and expenses reached R$ 162 million, an increase of R$ 88 million, as follows:

    (i)        Additional PMSO, in the amount of R$ 29 million;

   (ii)        Additional Depreciation and Amortization, in the amount of R$ 60 million.

EBITDA

In 4Q12, EBITDA (IFRS) was R$ 166 million, an increase of 189.5% (R$ 108 million).

Financial Result

In 4Q12, the net financial expense was R$ 70 million, compared to a net financial revenue of R$ 19 million in 4Q11 (increase of R$ 88 million), mainly due to the additional financial expense (R$ 64 million) and the reduction in the financial revenue (R$ 25 million).

Net Income

In 4Q12, net income (IFRS) was R$ 0.2 million, compared to a net income of R$ 53 million in 4Q11.

This result reflects the higher financial expense related to the higher debt of CPFL Renováveis to support its strategy of expanding its business, besides the highest depreciation and amortization expense, due to the beginning of operations of several projects in the period.

4Q12/2012 Results | March 13, 2013

12.4.2) Status of Generation Projects

On December 31, 2012, the portfolio of projects of CPFL Renováveis totaled 1,153 MW of operating installed capacity and 582 MW of capacity under construction. The operational power plants comprises 35 Small Hydroelectric Power Plants – SHPPs (327 MW), 15 Wind Farms (556 MW), 6 Biomass Thermoelectric Power Plants (270 MW) and 1 Solar Power Plant (1 MW). Still under construction there are 18 Wind Farms (482 MW) and 2 Biomass Thermoelectric Power Plants (100 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 3,800 MW, representing a total portfolio of 5,535 MW.

The table below illustrates the overall portfolio of assets in operation, construction and development, and its installed capacity at December 31, 2012:

CPFL Renováveis - portfolio
In MW	SHPP	Wind	Biomass	Solar	TOTAL
Operating	327	556	270	1	1153
Under construction	-	482	100	-	582
Under development	608	3,192	-	-	3,800
TOTAL	935	4230	370	1	5,535

Tanquinho Solar Power Plant – Operating

Tanquinho Solar Power Plant, located at Campinas-SP, began its commercial operation on November 27, 2012. The installed capacity is of 1 MWp.

Salto Góes Small Hydro Power Plant – Operating

Salto Góes Small Hydro Power Plant, located at Tangará-SC, began its commercial operation on December 28, 2012. The installed capacity is of 20 MW and the assured energy is of 11.1 average-MW. The energy was sold in Alternative Sources Auction held in August 2010 (price: R$ 166.36/MWh – December 2012).

Coopcana Thermoelectric Power Plant

Coopcana Thermoelectric Power Plant, located at São Carlos do Ivaí-PR, is under construction (61% of works completed – December 2012). Commercial start-up is scheduled for 2Q13. The installed capacity is of 50 MW and the physical guarantee is of 18 average-MW.

Alvorada Thermoelectric Power Plant

Alvorada Thermoelectric Power Plant, located at Araporã-MG, is under construction (62% of works completed – December 2012). Commercial start-up is scheduled for 2Q13. The installed capacity is of 50 MW and the physical guarantee is of 18 average-MW.

Macacos I Wind Farms

Macacos I Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas), located at Rio Grande do Norte State, are under construction (44% of works completed – December 2012). Start-up is scheduled for 3Q13. The installed capacity is of 78.2 MW and the physical guarantee is of 37.5 average-MW. The energy was sold in Alternative Sources Auction held in August 2010 (price: R$ 152.60/MWh – December 2012).

4Q12/2012 Results | March 13, 2013

Campo dos Ventos II Wind Farm

Campo dos Ventos II Wind Farm, located at Rio Grande do Norte State, is under construction (17% of works completed – December 2012). Start-up is scheduled for 3Q13. The installed capacity is of 30 MW and the physical guarantee is of 15 average-MW. The energy was sold in the 3rd Reserve Energy Auction held in August 2010 (price: R$ 142.50/MWh – December 2012).

Atlântica Wind Farms

Atlântica Wind Farms (Atlântica I, II, IV and V), located at Rio Grande do Sul State, are under construction (34% of works completed – December 2012). Start-up is scheduled for 3T13. The installed capacity is of 120 MW and the physical guarantee is of 52.7 average-MW. The energy was sold in Alternative Sources Auction held in August 2010 (price: R$ 154.80/MWh – December 2012).

Campo dos Ventos Wind Farms

Campo dos Ventos Wind Farms (Campo dos Ventos I, III and V), located at Rio Grande do Norte State, are under construction (10% of works completed – December 2012). Start-up is scheduled for 3Q16. The installed capacity is of 82 MW and the physical guarantee is of 40.2 average-MW.

São Benedito Wind Farms

São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, are under construction (8% of works completed – December 2012). Start-up is scheduled for 3Q16. The installed capacity is of 172 MW and the physical guarantee is of 89.0 average-MW.

4Q12/2012 Results | March 13, 2013

13) ATTACHMENTS

13.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	12/31/2012	12/31/2011

CURRENT
Cash and Cash Equivalents	2,477,894	2,699,837
Consumers, Concessionaries and Licensees	2,268,601	1,874,280
Dividend and Interest on Equity	2,894	830
Financial Investments	6,100	47,521
Recoverable Taxes	263,403	277,463
Derivatives	870	3,733
Materials and Supplies	49,346	44,872
Leases	9,740	4,581
Concession Financial Assets	34,444	-
Other Credits	516,903	409,938
TOTAL CURRENT	5,630,196	5,363,054

NON-CURRENT
Consumers, Concessionaries and Licensees	162,017	182,300
Judicial Deposits	1,184,554	1,128,616
Financial Investments	-	109,965
Recoverable Taxes	225,036	216,715
Derivatives	486,438	215,642
Deferred Taxes	1,318,618	1,176,535
Leases	31,703	24,521
Concession Financial Assets	2,342,796	1,376,664
Employee Pension Plans	10,203	3,416
Investments at Cost	116,654	116,654
Other Credits	420,155	279,460
Property, Plant and Equipment	9,611,958	8,292,076
Intangible	9,535,360	8,927,439
TOTAL NON-CURRENT	25,445,491	22,050,003

TOTAL ASSETS	31,075,687	27,413,057

4Q12/2012 Results | March 13, 2013

13.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2012	12/31/2011

CURRENT
Suppliers	1,691,002	1,240,143
Accrued Interest on Debts	142,599	141,902
Accrued Interest on Debentures	95,614	83,552
Loans and Financing	1,558,499	896,414
Debentures	336,459	531,185
Employee Pension Plans	51,675	40,695
Regulatory Charges	114,488	145,146
Taxes and Social Contributions	442,365	483,028
Dividend and Interest on Equity	26,542	24,524
Accrued Liabilities	72,535	70,771
Derivatives	109	-
Public Utilities	30,422	28,738
Other Accounts Payable	631,043	813,338
TOTAL CURRENT	5,193,350	4,499,437

NON-CURRENT
Suppliers	4,467	-
Accrued Interest on Debts	62,271	23,627
Loans and Financing	9,035,534	7,382,455
Debentures	5,895,143	4,548,651
Employee Pension Plans	325,455	414,629
Taxes and Social Contributions	-	165
Deferred Taxes	1,155,733	1,038,101
Reserve for Tax, Civil and Labor Risks	386,079	338,121
Derivatives	336	24
Public Utilities	461,157	440,926
Other Accounts Payable	149,099	174,410
TOTAL NON-CURRENT	17,475,275	14,361,110

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424
Capital Reserve	228,322	229,956
Legal Reserve	556,481	495,185
Reserve of Retained Earnings for Investment	326,899	-
Dividends	455,906	758,470
Other Comprehensive Income	535,627	563,005
Retained Earnings	-	227,118
	6,896,660	7,067,158
Non-Controlling Shareholders' Interest	1,510,401	1,485,352
TOTAL SHAREHOLDERS' EQUITY	8,407,061	8,552,511

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	31,075,687	27,413,057

4Q12/2012 Results | March 13, 2013

13.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	4Q12	4Q11	Variation	2012	2011	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	4,316,554	3,850,449	12.11%	16,051,247	14,866,101	7.97%
Electricity Sales to Distributors	756,875	383,279	97.47%	2,263,513	1,297,846	74.41%
Revenue from building the infrastructure	370,000	351,674	5.21%	1,351,550	1,129,826	19.62%
Other Operating Revenues(1)	471,857	397,241	18.78%	1,755,965	1,572,209	11.69%
	5,915,286	4,982,643	18.72%	21,422,274	18,865,982	13.55%

DEDUCTIONS FROM OPERATING REVENUES	(1,659,230)	(1,578,479)	5.12%	(6,367,127)	(6,101,954)	4.35%
NET OPERATING REVENUES	4,256,056	3,404,164	25.03%	15,055,147	12,764,028	17.95%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,770,645)	(1,298,073)	36.41%	(6,151,617)	(4,907,136)	25.36%
Electricity Network Usage Charges	(487,469)	(344,168)	41.64%	(1,574,362)	(1,313,834)	19.83%
	(2,258,114)	(1,642,241)	37.50%	(7,725,980)	(6,220,970)	24.19%
OPERATING COSTS AND EXPENSES
Personnel	(206,236)	(176,932)	16.56%	(707,082)	(703,997)	0.44%
Material	(146,175)	(25,407)	475.33%	(217,718)	(94,807)	129.64%
Outsourced Services	(152,579)	(163,262)	-6.54%	(554,655)	(531,022)	4.45%
Other Operating Costs/Expenses	(298,434)	(66,502)	348.76%	(616,288)	(314,609)	95.89%
Cost of building the infrastructure	(370,000)	(351,674)	5.21%	(1,351,550)	(1,129,826)	19.62%
Employee Pension Plan	8,798	15,897	-44.65%	16,340	82,953	-80.30%
Depreciation and Amortization	(223,342)	(169,752)	31.57%	(841,095)	(615,769)	36.59%
Amortization of Concession's Intangible	(75,920)	(47,260)	60.64%	(286,008)	(185,434)	54.24%
	(1,463,887)	(984,893)	48.63%	(4,558,055)	(3,492,512)	30.51%

EBITDA (According to CVM Instruction No. 527/2012)	833,317	994,042	-16.17%	3,898,215	3,851,750	1.21%

EBIT	534,056	777,030	-31.27%	2,771,113	3,050,547	-9.16%

FINANCIAL INCOME (EXPENSE)
Financial Income	292,348	289,816	0.87%	720,332	761,400	-5.39%
Financial Expenses	(370,481)	(396,836)	-6.64%	(1,487,964)	(1,386,778)	7.30%
	(78,134)	(107,019)	-26.99%	(767,632)	(625,378)	22.75%

INCOME BEFORE TAXES ON INCOME	455,922	670,010	-31.95%	2,003,481	2,425,169	-17.39%

Social Contribution	(45,142)	(51,869)	-12.97%	(198,987)	(215,517)	-7.67%
Income Tax	(132,351)	(132,891)	-0.41%	(547,760)	(585,380)	-6.43%

NET INCOME	278,429	485,251	-42.62%	1,256,734	1,624,273	-22.63%
Controlling Shareholders' Interest	271,870	455,864	-40.36%	1,225,924	1,572,292	-22.03%
Non-Controlling Shareholders' Interest	6,558	29,387	-77.68%	30,810	51,981	-40.73%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

4Q12/2012 Results | March 13, 2013

13.4) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	4Q12	2012

Beginning Balance	2,664,101	2,699,837

Net Income Before Taxes	455,922	2,003,481

Depreciation and Amortization	299,262	1,127,103
Interest on Debts and Monetary and Foreign Exchange Restatements	149,478	1,099,913
Income Tax and Social Contribution Paid	(238,453)	(864,145)
Interest on Debts Paid	(339,431)	(1,018,078)
Others	123,691	(204,190)
	(5,453)	140,603

Total Operating Activities	450,469	2,144,084

Investment Activities
Acquisition of Equity Interest, Net of Cash Acquired	(55,437)	(878,662)
Acquisition of Property, Plant and Equipment, and Intangibles	(537,471)	(2,467,653)
Others	(18,210)	(21,945)
Total Investment Activities	(611,118)	(3,368,260)

Financing Activities
Loans and Debentures	757,271	4,294,254
Principal Amortization of Loans and Debentures, Net of Derivatives	(789,854)	(1,885,175)
Dividend and Interest on Equity Paid	7,025	(1,406,846)
Others	-	-
Total Financing Activities	(25,558)	1,002,233

Cash Flow Generation	(186,207)	(221,943)

Ending Balance - 12/31/2012	2,477,894	2,477,894

4Q12/2012 Results | March 13, 2013

13.5) Income Statement – Segments of Conventional Generation and CPFL Renováveis

(Pro-forma, R$ thousands)

Consolidated	Conventional Generation			CPFL Renováveis
	4Q12	4Q11	Variation	4Q12	4Q11	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	0.00%	-	-	0.00%
Eletricity Sales to Distributors	497,918	353,256	40.95%	296,804	119,818	147.71%
Other Operating Revenues	665	6,054	-89.02%	46	43	6.42%
	498,582	359,310	38.76%	296,850	119,861	147.66%

DEDUCTIONS FROM OPERATING REVENUES	(36,740)	(21,786)	68.65%	(19,173)	(6,058)	216.47%
NET OPERATING REVENUES	461,842	337,525	36.83%	277,677	113,802	144.00%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(26,983)	(3,047)	785.62%	(26,936)	(8,947)	201.07%
Eletricity Network Usage Charges	(18,716)	(17,935)	4.35%	(11,270)	(2,525)	346.33%
	(45,699)	(20,982)	117.80%	(38,206)	(11,472)	233.05%
OPERATING COSTS AND EXPENSES
Personnel	(11,119)	(9,898)	12.33%	(10,763)	(13,710)	-21.50%
Material	(109,866)	(3,490)	3048.21%	(11,847)	(244)	4748.04%
Outsourced Services	(13,628)	(15,248)	-10.63%	(28,391)	(26,623)	6.64%
Other Operating Costs/Expenses	(14,648)	(15,071)	-2.81%	(22,814)	(4,522)	404.50%
Business Combination - CPFL Renováveis	-	412,360	-100.00%	-	-	0.00%
Employee Pension Plans	360	620	-41.97%	-	-	0.00%
Depreciation and Amortization	(62,081)	(56,517)	9.84%	(56,373)	(27,575)	104.43%
Amortization of Concession's Intangible	(4,592)	(4,833)	-4.99%	(32,169)	(1,248)	2477.57%
	(215,573)	307,924	-170.01%	(162,357)	(73,923)	119.63%

EBITDA (According to CVM Instruction No. 527/2012)	267,242	273,456	-2.27%	165,656	57,231	189.45%

EBIT	200,569	624,466	-67.88%	77,114	28,408	171.45%

FINANCIAL INCOME (EXPENSE)
Financial Income	12,991	15,533	-16.37%	15,015	39,522	-62.01%
Financial Expenses	(96,580)	(127,300)	-24.13%	(84,656)	(20,782)	307.36%
Interest on Equity	-	-	-	-	-	-
	(83,589)	(111,767)	-25.21%	(69,641)	18,740	-471.61%

EQUITY ACCOUNTING	(43)	-	0.00%	-	-	0.00%

INCOME BEFORE TAXES ON INCOME	116,938	512,699	-77.19%	7,473	47,148	-84.15%

Social Contribution	(6,906)	(6,871)	0.52%	464	(1,525)	-130.46%
Income Tax	(17,855)	(18,425)	-3.09%	(8,093)	7,345	-210.17%

NET INCOME/(LOSS)	92,176	487,403	-81.09%	(155)	52,968	-100.29%
Controlling Shareholders' Interest	85,539	446,355	-80.84%	(121)	52,911	-100.23%
Non-Controlling Shareholders' Interest	6,637	41,049	-83.83%	(34)	57	-159.47%

4Q12/2012 Results | March 13, 2013

13.6) Income Statement – Total Generation

(Pro-forma, R$ thousands)

Consolidated	Total Generation (Conventional Generation + CPFL Renováveis)
	4Q12	4Q11	Variation	2012	2011	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	0.00%	-	-	0.00%
Eletricity Sales to Distributors	794,722	473,074	67.99%	2,511,055	1,643,832	52.76%
Other Operating Revenues	710	6,097	-88.35%	3,316	7,902	-58.03%
	795,432	479,171	66.00%	2,514,371	1,651,734	52.23%

DEDUCTIONS FROM OPERATING REVENUES	(55,913)	(27,844)	100.81%	(164,485)	(102,267)	60.84%
NET OPERATING REVENUES	739,519	451,327	63.85%	2,349,886	1,549,467	51.66%

COST OF ELETRIC ENERGY SERVICES				-	-	-
Eletricity Purchased for Resale	(53,919)	(11,993)	349.57%	(138,780)	(32,122)	332.04%
Eletricity Network Usage Charges	(29,987)	(20,460)	46.56%	(100,530)	(77,146)	30.31%
	(83,906)	(32,454)	158.54%	(239,310)	(109,267)	119.01%
OPERATING COSTS AND EXPENSES
Personnel	(21,881)	(23,608)	-7.31%	(77,248)	(67,354)	14.69%
Material	(121,714)	(3,734)	3159.45%	(131,738)	(8,509)	1448.18%
Outsourced Services	(42,018)	(41,871)	0.35%	(132,775)	(87,811)	51.21%
Other Operating Costs/Expenses	(37,461)	(19,593)	91.20%	(98,474)	(87,619)	12.39%
Business Combination - CPFL Renováveis	-	412,360	-100.00%	-	412,360	-100.00%
Employee Pension Plans	360	620	-41.97%	1,439	2,482	-42.01%
Depreciation and Amortization	(118,454)	(84,092)	40.86%	(442,094)	(271,522)	62.82%
Amortization of Concession's Intangible	(36,761)	(6,081)	504.49%	(129,375)	(20,719)	524.41%
	(377,930)	234,001	-261.51%	(1,010,263)	(128,693)	685.02%

EBITDA (According to CVM Instruction No. 527/2012)	432,899	330,687	-670.52%	1,671,782	1,191,389	-675.39%

EBIT	277,683	652,874	-57.47%	1,100,313	1,311,507	-16.10%

FINANCIAL INCOME (EXPENSE)
Financial Income	28,007	55,055	-49.13%	102,640	137,541	-25.38%
Financial Expenses	(181,236)	(148,082)	22.39%	(686,263)	(555,052)	23.64%
Interest on Equity	-	-	-	-	-	-
	(153,229)	(93,027)	64.72%	(583,623)	(417,510)	39.79%

EQUITY ACCOUNTING	-	-	0.00%	0	-	0.00%
				-	-	-
INCOME BEFORE TAXES ON INCOME	124,454	559,847	-77.77%	516,690	893,997	-42.20%

Social Contribution	(6,442)	(8,396)	-23.27%	(42,489)	(32,851)	29.34%
Income Tax	(25,947)	(11,080)	134.19%	(115,334)	(77,734)	48.37%

NET INCOME	92,065	540,372	-82.96%	358,867	783,412	-54.19%
Controlling Shareholders' Interest	81,773	499,266	-83.62%	324,324	718,359	-54.85%
Non-Controlling Shareholders' Interest	7,664	41,106	-81.36%	31,915	65,053	-50.94%

4Q12/2012 Results | March 13, 2013

13.7) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	4Q12	4Q11	Variation	2012	2011	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	4,080,014	3,668,036	11.23%	15,180,467	14,166,645	7.16%
Electricity Sales to Distributors	55,480	45,828	21.06%	304,259	184,844	64.60%
Revenue from building the infrastructure	370,000	351,674	5.21%	1,351,550	1,129,826	19.62%
Other Operating Revenues(1)	448,811	377,937	18.75%	1,654,336	1,483,448	11.52%
	4,954,306	4,443,474	11.50%	18,490,612	16,964,764	8.99%

DEDUCTIONS FROM OPERATING REVENUES	(1,567,299)	(1,525,929)	2.71%	(6,092,245)	(5,912,190)	3.05%
NET OPERATING REVENUES	3,387,006	2,917,546	16.09%	12,398,368	11,052,574	12.18%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,678,464)	(1,330,743)	26.13%	(6,044,088)	(5,038,460)	19.96%
Electricity Network Usage Charges	(460,212)	(324,519)	41.81%	(1,479,645)	(1,239,559)	19.37%
	(2,138,676)	(1,655,262)	29.20%	(7,523,733)	(6,278,019)	19.84%
OPERATING COSTS AND EXPENSES
Personnel	(150,372)	(130,775)	14.98%	(525,150)	(559,346)	-6.11%
Material	(21,407)	(20,875)	2.55%	(78,451)	(77,770)	0.88%
Outsourced Services	(117,461)	(121,477)	-3.31%	(449,918)	(441,536)	1.90%
Other Operating Costs/Expenses	(260,202)	(46,476)	459.86%	(518,557)	(226,129)	129.32%
Cost of building the infrastructure	(370,000)	(351,674)	5.21%	(1,351,550)	(1,129,826)	19.62%
Employee Pension Plans	8,436	15,276	-44.78%	14,901	80,471	-81.48%
Depreciation and Amortization	(102,939)	(84,168)	22.30%	(392,056)	(338,329)	15.88%
Amortization of Concession's Intangible	(5,045)	(4,881)	3.36%	(20,181)	(19,526)	3.36%
	(1,018,990)	(745,051)	36.77%	(3,320,961)	(2,711,991)	22.45%

EBITDA (According to CVM Instruction No. 527/2012)	337,325	606,283	-44.36%	1,965,910	2,420,419	-18.78%

EBIT	229,341	517,233	-55.66%	1,553,673	2,062,565	-24.67%

FINANCIAL INCOME (EXPENSE)
Financial Income	258,259	180,709	42.91%	558,130	492,583	13.31%
Financial Expenses	(154,170)	(191,016)	-19.29%	(632,519)	(669,853)	-5.57%
Interest on Equity	-	-	-	-	-	-
	104,089	(10,307)	-1109.91%	(74,389)	(177,269)	-58.04%

INCOME BEFORE TAXES ON INCOME	333,430	506,926	-34.23%	1,479,284	1,885,295	-21.54%

Social Contribution	(25,998)	(39,817)	-34.71%	(125,884)	(158,776)	-20.72%
Income Tax	(71,381)	(109,635)	-34.89%	(343,197)	(433,750)	-20.88%

NET INCOME	236,051	357,474	-33.97%	1,010,203	1,292,769	-21.86%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

4Q12/2012 Results | March 13, 2013

13.8) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	4Q12	4Q11	Var.	2012	2011	Var.
Gross Operating Revenues	2,570,382	2,289,508	12.3%	9,569,956	8,591,810	11.4%
Net Operating Revenues	1,774,586	1,506,310	17.8%	6,518,013	5,594,932	16.5%
Cost of Electric Power	(1,159,448)	(863,062)	34.3%	(3,997,013)	(3,258,902)	22.6%
Operating Costs & Expenses	(549,893)	(365,521)	50.4%	(1,793,033)	(1,332,385)	34.6%
EBIT	65,245	277,727	-76.5%	727,967	1,003,645	-27.5%
EBITDA (IFRS)(1)	116,493	317,943	-63.4%	921,263	1,167,431	-21.1%
EBITDA (IFRS + Regulatory Assets & Liabilities - Pension Plan)(2)	332,538	309,441	7.5%	1,323,089	1,115,441	18.6%
Financial Income (Expense)	34,394	(10,086)	-441.0%	(49,748)	(69,877)	-28.8%
Income Before Taxes	99,638	267,641	-62.8%	678,219	933,768	-27.4%
NET INCOME (IFRS)	70,089	181,704	-61.4%	460,114	629,214	-26.9%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	215,051	186,960	15.0%	730,923	625,458	16.9%

CPFL PIRATININGA
	4Q12	4Q11	Var.	2012	2011	Var.
Gross Operating Revenues	1,093,570	975,377	12.1%	4,070,922	3,954,930	2.9%
Net Operating Revenues	707,767	617,093	14.7%	2,562,687	2,524,131	1.5%
Cost of Electric Power	(496,951)	(383,577)	29.6%	(1,724,644)	(1,430,025)	20.6%
Operating Costs & Expenses	(197,232)	(126,988)	55.3%	(589,885)	(571,836)	3.2%
EBIT	13,585	106,528	-87.2%	248,158	522,271	-52.5%
EBITDA (IFRS)(1)	34,919	122,158	-71.4%	331,403	589,741	-43.8%
EBITDA (IFRS + Regulatory Assets & Liabilities - Pension Plan)(2)	75,278	104,119	-27.7%	360,471	511,750	-29.6%
Financial Income (Expense)	24,074	(7,360)	-427.1%	(9,073)	(51,781)	-82.5%
Income Before Taxes	37,659	99,168	-62.0%	239,084	470,490	-49.2%
NET INCOME (IFRS)	24,629	68,329	-64.0%	153,843	316,601	-51.4%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	49,487	58,610	-15.6%	173,514	274,004	-36.7%

RGE
	4Q12	4Q11	Var.	2012	2011	Var.
Gross Operating Revenues	1,025,029	927,874	10.5%	3,883,295	3,469,718	11.9%
Net Operating Revenues	715,564	617,224	15.9%	2,641,916	2,279,458	15.9%
Cost of Electric Power	(373,841)	(327,631)	14.1%	(1,427,357)	(1,275,651)	11.9%
Operating Costs & Expenses	(210,693)	(185,333)	13.7%	(741,533)	(595,176)	24.6%
EBIT	131,030	104,260	25.7%	473,026	408,631	15.8%
EBITDA (IFRS)(1)	159,366	133,912	19.0%	584,767	516,998	13.1%
EBITDA (IFRS + Regulatory Assets & Liabilities - Pension Plan)(2)	180,263	144,278	24.9%	625,147	514,854	21.4%
Financial Income (Expense)	30,569	(4,696)	-751.0%	(15,577)	(60,804)	-74.4%
Income Before Taxes	161,599	99,564	62.3%	457,448	347,826	31.5%
NET INCOME (IFRS)	117,227	78,819	48.7%	325,002	255,168	27.4%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	134,040	80,908	65.7%	351,171	243,416	44.3%

CPFL SANTA CRUZ
	4Q12	4Q11	Var.	2012	2011	Var.
Gross Operating Revenues	115,372	103,588	11.4%	426,288	390,389	9.2%
Net Operating Revenues	83,150	73,314	13.4%	303,227	270,000	12.3%
Cost of Electric Power	(49,958)	(34,647)	44.2%	(167,935)	(132,752)	26.5%
Operating Costs & Expenses	(28,253)	(25,428)	11.1%	(92,675)	(85,316)	8.6%
EBIT	4,939	13,239	-62.7%	42,618	51,931	-17.9%
EBITDA (IFRS)(1)	7,734	15,331	-49.6%	52,748	60,381	-12.6%
EBITDA (IFRS + Regulatory Assets & Liabilities - Pension Plan)(2)	9,320	15,595	-40.2%	46,220	56,416	-18.1%
Financial Income (Expense)	(1,708)	4,001	-142.7%	(7,246)	(23)	31376.9%
Income Before Taxes	3,232	17,241	-81.3%	35,372	51,908	-31.9%
NET INCOME (IFRS)	2,638	11,629	-77.3%	24,181	35,298	-31.5%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	3,726	11,757	-68.3%	20,592	32,851	-37.3%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the result of pension fund contributions;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

4Q12/2012 Results | March 13, 2013

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL LESTE PAULISTA
	4Q12	4Q11	Var.	2012	2011	Var.
Gross Operating Revenues	35,915	38,142	-5.8%	132,274	138,996	-4.8%
Net Operating Revenues	27,109	28,773	-5.8%	97,461	101,694	-4.2%
Cost of Electric Power	(14,534)	(10,144)	43.3%	(49,375)	(40,085)	23.2%
Operating Costs & Expenses	(10,637)	(13,530)	-21.4%	(31,652)	(39,523)	-19.9%
EBIT	1,938	5,098	-62.0%	16,434	22,086	-25.6%
EBITDA (IFRS)(1)	3,443	4,946	-30.4%	21,334	24,926	-14.4%
EBITDA (IFRS + Regulatory Assets & Liabilities - Pension Plan)(2)	2,229	5,686	-60.8%	17,377	28,885	-39.8%
Financial Income (Expense)	3,145	3,528	-10.9%	(2,057)	1,510	-236.2%
Income Before Taxes	5,083	8,627	-41.1%	14,377	23,597	-39.1%
NET INCOME (IFRS)	3,431	6,069	-43.5%	9,646	16,211	-40.5%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	2,629	6,292	-58.2%	7,200	18,755	-61.6%

CPFL SUL PAULISTA
	4Q12	4Q11	Var.	2012	2011	Var.
Gross Operating Revenues	48,840	46,418	5.2%	171,675	180,731	-5.0%
Net Operating Revenues	34,972	33,019	5.9%	119,989	127,023	-5.5%
Cost of Electric Power	(17,882)	(14,971)	19.4%	(65,087)	(58,182)	11.9%
Operating Costs & Expenses	(9,275)	(12,825)	-27.7%	(31,091)	(43,525)	-28.6%
EBIT	7,815	5,223	49.6%	23,811	25,317	-5.9%
EBITDA (IFRS)(1)	9,059	5,934	52.7%	27,725	28,337	-2.2%
EBITDA (IFRS + Regulatory Assets & Liabilities - Pension Plan)(2)	8,472	6,234	35.9%	26,002	28,849	-9.9%
Financial Income (Expense)	6,488	2,196	195.4%	4,967	1,664	198.4%
Income Before Taxes	14,303	7,418	92.8%	28,778	26,981	6.7%
NET INCOME (IFRS)	9,769	5,524	76.9%	19,622	18,790	4.4%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	9,380	5,712	64.2%	18,579	19,010	-2.3%

CPFL JAGUARI
	4Q12	4Q11	Var.	2012	2011	Var.
Gross Operating Revenues	41,978	38,810	8.2%	154,692	153,952	0.5%
Net Operating Revenues	28,100	25,270	11.2%	101,743	99,696	2.1%
Cost of Electric Power	(19,581)	(15,485)	26.5%	(68,675)	(59,271)	15.9%
Operating Costs & Expenses	(6,620)	(6,590)	0.5%	(19,800)	(21,682)	-8.7%
EBIT	1,899	3,195	-40.6%	13,269	18,742	-29.2%
EBITDA (IFRS)(1)	2,651	3,693	-28.2%	15,889	20,855	-23.8%
EBITDA (IFRS + Regulatory Assets & Liabilities - Pension Plan)(2)	1,661	4,197	-60.4%	12,214	21,571	-43.4%
Financial Income (Expense)	4,000	990	304.1%	2,561	1,134	125.9%
Income Before Taxes	5,899	4,185	41.0%	15,830	19,876	-20.4%
NET INCOME (IFRS)	4,081	3,121	30.7%	10,694	13,783	-22.4%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	3,382	3,431	-1.4%	8,301	14,241	-41.7%

CPFL MOCOCA
	4Q12	4Q11	Var.	2012	2011	Var.
Gross Operating Revenues	27,502	27,653	-0.5%	98,450	98,661	-0.2%
Net Operating Revenues	19,671	20,103	-2.1%	68,831	68,821	0.0%
Cost of Electric Power	(10,090)	(9,053)	11.5%	(37,760)	(35,307)	6.9%
Operating Costs & Expenses	(6,692)	(9,087)	-26.4%	(22,680)	(23,573)	-3.8%
EBIT	2,889	1,963	47.2%	8,391	9,941	-15.6%
EBITDA (IFRS)(1)	3,660	2,366	54.7%	10,781	11,749	-8.2%
EBITDA (IFRS + Regulatory Assets & Liabilities - Pension Plan)(2)	4,683	2,550	83.7%	15,098	12,112	24.7%
Financial Income (Expense)	3,128	975	220.8%	1,785	762	134.3%
Income Before Taxes	6,017	2,938	104.8%	10,175	10,703	-4.9%
NET INCOME (IFRS)	4,187	2,278	83.8%	7,100	7,700	-7.8%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	4,882	2,410	102.6%	10,053	7,986	25.9%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the result of pension fund contributions;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

4Q12/2012 Results | March 13, 2013

13.9) Sales within the Concession Area by Distributor (in GWh)

CPFL Paulista
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	2,177	1,958	11.2%	8,165	7,601	7.4%
Industrial	3,100	3,091	0.3%	12,074	11,984	0.8%
Commercial	1,402	1,269	10.5%	5,158	4,875	5.8%
Others	1,078	1,020	5.6%	4,014	3,867	3.8%
Total	7,757	7,338	5.7%	29,411	28,326	3.8%

CPFL Piratininga
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	922	845	9.2%	3,607	3,376	6.9%
Industrial	2,142	2,071	3.4%	8,362	8,281	1.0%
Commercial	568	508	11.8%	2,156	1,996	8.0%
Others	275	260	5.7%	1,076	1,037	3.7%
Total	3,907	3,684	6.1%	15,201	14,690	3.5%

RGE
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	536	498	7.8%	2,116	2,004	5.6%
Industrial	904	896	0.9%	3,573	3,607	-0.9%
Commercial	336	314	6.9%	1,335	1,226	8.9%
Others	605	586	3.2%	2,471	2,273	8.7%
Total	2,382	2,295	3.8%	9,495	9,111	4.2%

CPFL Santa Cruz
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	81	75	9.1%	316	298	6.2%
Industrial	57	51	13.2%	210	204	2.7%
Commercial	43	38	12.0%	161	150	6.8%
Others	98	88	12.1%	351	336	4.3%
Total	280	251	11.4%	1,037	988	4.9%

CPFL Jaguari
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	20	18	11.1%	78	74	6.0%
Industrial	97	91	7.5%	366	334	9.3%
Commercial	12	10	17.5%	43	40	7.1%
Others	10	9	2.7%	38	37	1.5%
Total	139	129	8.4%	524	485	8.0%

CPFL Mococa
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	17	16	8.4%	67	64	3.9%
Industrial	16	16	3.3%	62	62	0.3%
Commercial	8	7	10.0%	30	28	6.2%
Others	16	15	8.9%	59	57	3.5%
Total	58	54	7.3%	218	211	3.1%

CPFL Leste Paulista
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	23	21	5.9%	89	86	3.0%
Industrial	21	19	8.5%	77	73	5.5%
Commercial	11	10	7.5%	41	39	5.4%
Others	29	29	1.5%	111	112	-1.0%
Total	84	80	5.2%	318	310	2.4%

CPFL Sul Paulista
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	33	31	6.5%	130	122	5.8%
Industrial	50	50	-1.1%	201	208	-3.0%
Commercial	17	13	30.8%	56	51	11.2%
Others	23	23	0.9%	90	88	2.3%
Total	123	117	4.9%	478	469	1.8%

4Q12/2012 Results | March 13, 2013

13.10) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	2,177	1,958	11.2%	8,165	7,601	7.4%
Industrial	1,126	1,263	-10.9%	4,528	4,930	-8.2%
Commercial	1,325	1,218	8.8%	4,904	4,673	4.9%
Others	1,043	1,004	3.8%	3,923	3,804	3.1%
Total	5,671	5,443	4.2%	21,520	21,008	2.4%

CPFL Piratininga
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	922	845	9.2%	3,607	3,376	6.9%
Industrial	624	695	-10.3%	2,527	2,816	-10.3%
Commercial	517	467	10.6%	1,970	1,832	7.5%
Others	269	255	5.4%	1,052	1,016	3.5%
Total	2,331	2,262	3.1%	9,156	9,041	1.3%

RGE
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	536	498	7.8%	2,116	2,004	5.6%
Industrial	437	514	-15.1%	1,839	2,127	-13.5%
Commercial	326	312	4.7%	1,302	1,217	6.9%
Others	605	586	3.2%	2,471	2,273	8.7%
Total	1,904	1,910	-0.3%	7,728	7,622	1.4%

CPFL Santa Cruz
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	81	75	9.1%	316	298	6.2%
Industrial	45	43	3.9%	176	183	-3.5%
Commercial	43	38	12.0%	161	150	6.8%
Others	98	88	12.1%	351	336	4.3%
Total	267	244	9.7%	1,004	967	3.8%

CPFL Jaguari
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	20	18	11.1%	78	74	6.0%
Industrial	76	72	5.6%	284	281	1.1%
Commercial	12	10	17.5%	43	40	7.1%
Others	10	9	2.7%	38	37	1.5%
Total	118	110	7.4%	442	431	2.5%

CPFL Mococa
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	17	16	8.4%	67	64	3.9%
Industrial	10	16	-38.7%	46	62	-26.1%
Commercial	8	7	10.0%	30	28	6.2%
Others	16	15	8.9%	59	57	3.5%
Total	51	54	-5.0%	202	211	-4.7%

CPFL Leste Paulista
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	23	21	5.9%	89	86	3.0%
Industrial	7	6	16.3%	25	26	-1.7%
Commercial	11	10	7.5%	41	39	5.4%
Others	29	29	1.5%	111	112	-1.0%
Total	70	67	5.2%	266	263	1.2%

CPFL Sul Paulista
	4Q12	4Q11	Var.	2012	2011	Var.
Residential	33	31	6.5%	130	122	5.8%
Industrial	21	27	-23.3%	88	112	-21.0%
Commercial	17	13	30.8%	56	51	11.2%
Others	23	23	0.9%	90	88	2.3%
Total	94	94	0.0%	365	373	-2.3%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 14, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.